No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2003

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Notice of the Convocation of the 79th Ordinary General Meeting of Stockholders to be held on June 24, 2003 (which is a translation of the original notice in the Japanese language mailed on May 30, 2003 to the holders of Honda Common Stock in Japan).

Exhibit 2:

Translation of Notice of Resolutions passed by the 79th Ordinary General Meeting of Stockholders (which was mailed to the holders of Honda Common Stock in Japan on June 24, 2003).

Exhibit 3:

English translation of Public Notice of Unconsolidated Financial Statements for the 79th Fiscal Period ended March 31, 2003 (which appeared in Nippon Keizai Shinbun on June 25, 2003).

Exhibit 4:

On June 11, 2003 Honda Philippines, Inc., Honda’s subsidiary in the Philippines responsible for the manufacture and sale of motorcycles and the sale of power products, held a ceremony commemorating the 30th anniversary of the manufacture and sale of motorcycles in that country. (Ref. #C03-035)

Exhibit 5:

On June 18, 2003 Honda Motor Co., Ltd. introduced a new V6 engine featuring the latest iteration of its i-VTEC(‘intelligent’ VTEC) technology. Through new ‘Variable Cylinder Management’ technology, the V6 3.0-liter i-VTEC engine runs on all six cylinders during acceleration and when high output is required, yet employs only three cylinders during cruising and at low engine loads. (Ref. #A03-036)

Exhibit 6:

On June 18, 2003 Honda Motor Co., Ltd. announced a full-model change for the Inspire, integrating its Saber and Inspire sedans to create a luxury passenger car that combines refined styling with a sporty ride. (Ref. #A03-035)

Exhibit 7:

On June 19, 2003 Honda Motor Co., Ltd. announced initiatives designed to alleviate adverse effects on the community resulting from the electricity shortages projected for this summer in Japan. (Ref. #C03-037)

Exhibit 8:

On June 20, 2003 Honda Motor Co., Ltd. issued the Honda Environmental Annual Report 2003, outlining the Company’s domestic Japanese environmental performance for fiscal 2003 (ending March 31, 2003) and its objectives for fiscal 2004 (ending March 31, 2004). (Ref. #C03-038)

Exhibit 9:

On June 23, 2003 Honda Motor Co., Ltd. announced that overseas automobile production increased 14.9% in May over the corresponding month in 2002, the 29th consecutive month of growth in that category. (Ref. #C03-040)

Documents not attached hereto:

1. Annual Securities Report was filed on June 24, 2003, with the Ministry of Finance of Japan and Tokyo Stock Exchange. This Annual Securities Report is prepared in accordance with and filed pursuant to the Securities and Exchange Law of Japan and contains, among other things, the following information with respect to the Registrant:

(a) Report of Registrant’s Japanese Auditors and financial statements on a consolidated basis, prepared in accordance with generally accepted accounting principles in the United States, for fiscal year ended March 31, 2003.

(b) Brief description of the business operations of the Registrant.

The annual Securities Report also includes the Report of Registrant’s Japanese Auditors and financial statement on anunconsolidated (parent company only) basis, prepared in accordance with generally accepted accounting principles in Japan, for fiscal year ended March 31, 2003.

No English translation, version or summary of the foreign report has been prepared.

2. English language summary of translation of topics and information contained in “Honda Kabunushi Tsushin”, news for shareholders, No.117, 2003, a special issue containing the Business Report of the Company for the 79th fiscal year period from April 1, 2002 to March 31, 2003, which was prepared in full in the Japanese language and mailed to the stockholders of Honda Motor Co., Ltd. Common Stocks in Japan in June 2003.

Due to the similar information covered by the Notice of Convocation of the 79th Ordinary General Meeting of Stockholders, this Kabunushi Tsushin will not be appended hereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: July 11, 2003

NOTICE OF CONVOCATION OF

THE 79TH ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD AT THE TOKYO INTERNATIONAL FORUM, TOKYO, JAPAN

ON JUNE 24, 2003 AT 10:00 A.M.

(This is a translation of the original notice

in the Japanese language mailed on May 30, 2003

to stockholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Translation]

May 30, 2003

To Stockholders:

Notice of Convocation of the 79th

Ordinary General Meeting of Stockholders

Dear Stockholders:

You are hereby notified that the 79th Ordinary General Meeting of Stockholders will be held as stated below. You are respectfully requested to attend the meeting.

If you are unable to attend the aforesaid meeting, you are requested to study the reference documents attached hereto, and exercise your voting rights by means of either (A) or (B) mentioned below.

(A) To indicate on the voting right exercise form enclosed herewith your approval or disapproval of the items of business on the agenda and to return to the Company the said form after affixing thereto your seal impression.

(B) To indicate on the website (http://www.web54.net) your approval or disapproval of the items of business on the agenda, according to the website instructions. Access to the website requires a voting right code number and password, both of which are indicated on the right side of the voting right exercise form enclosed herein.

Yours faithfully,

Honda Motor Co., Ltd. 1-1, 2-chome, Minami-Aoyama Minato-ku, Tokyo

By: Hiroyuki Yoshino President and Representative Director

Particulars

1. Time and Date:	10:00 a.m. on June 24, 2003 (Tuesday)

2. Place:	Hall B on the 7th floor of B block, Tokyo International Forum, located at 5-1, 3-chome, Marunouchi, Chiyoda-ku, Tokyo

3. Agenda:

Matters to be reported:

Report on the Business Report, Balance Sheet and Statement of Income for the 79th Fiscal Year (from April 1, 2002 to March 31, 2003)

Matters to be resolved:

First Item:

Approval of Proposal for Appropriation of Retained Earnings for the 79th Fiscal Year

Second Item:

Acquisition by the Company of Its Own Shares

An outline of the measure is provided in “Reference Documents Concerning Exercise of Voting Right” (p. 23).

Third Item:

Partial Amendments to the Articles of Incorporation

An outline of the measure is provided in “Reference Documents Concerning Exercise of Voting Right” (p. 23-p. 25).

Fourth Item:

Election of Thirty Six (36) Directors

Fifth Item:

Election of Two (2) Corporate Auditors

Sixth Item:

Revision of Amount of Remuneration Payable to Directors

Seventh Item:

Presentation of Retirement Allowance to Retiring Directors and Corporate Auditors for Their Respective Services

4. Attached Documents Are as Follows:

[Attached Document 1]

Business Report

For the Period

From: April 1, 2002

To: March 31, 2003

1. OUTLINE OF BUSINESS

(1) Review of Operations

During fiscal 2003, ended March 31, 2003, economic conditions surrounding the Company remained severe. Although there were temporary indications of recovery in the United States, a general sense of economic deceleration took hold once more. Concurrently, while the major EU economies were hindered by sluggishness, high rates of economic growth were seen throughout Asia. Japan’s economy, however, continued to struggle against weak consumer spending.

Against this backdrop, Honda strove to strengthen its corporate structure so as to respond quickly and accurately to the diverse needs of its customers. With respect to R&D, the Company worked to accelerate development of new environmental and safety technologies, as well as enhance its product offering with new values. On the production side, Honda implemented further reforms to its production systems while working to expand the capacity of its overseas production facilities. In its sales activities, in addition to strengthening its sales force, the Company strove to augment its product lineup, including product supply that transcends national boundaries. Net sales for the period increased ¥111.5 billion, to ¥3,322.7 billion, due principally to increased automobile exports. Export sales totaled ¥2,046.0 billion, corresponding to 61.6% of net sales. Ordinary profit increased ¥23.6 billion, to ¥242.6 billion, due to an increase in sales, favorable currency effects, and various cost-cutting initiatives. Net income climbed ¥35.1 billion, to ¥170.0 billion, due to the increase in ordinary profit as well as improvements in extraordinary income.

Sales of each segment were as follows:

Segment		Amount (¥ millions)	Changes from the previous fiscal year (%)	Percentage of total (%)
Motorcycles	Japan Export Total	79,696 369,998 449,695	–2.3 –5.8 –5.2	13.5
Automobiles	Japan Export Total	1,173,907 1,581,244 2,755,152	–8.7 17.6 4.7	82.9
Power Products	Japan Export Total	23,028 94,842 117,871	6.2 11.8 10.7	3.6
Total	Japan Export Total	1,276,633 2,046,086 3,322,719	–8.1 12.3 3.5	100.0

Note: The amounts described above disregard and round off amounts of less than ¥1 million.

Motorcycles—Honda continued to fully embrace four-stroke engines and take other steps to augment its lineup of environment-friendly products while at the same time working to enhance its sales force aimed at meeting the diversifying needs of customers. During the term, the Company introduced the Today, a scooter produced in China that is both fully equipped and low-priced, the Solo, a leisure bike with innovative styling, and the Fusion large-sized scooter. We also implemented a full model change to the CB1300 Super Four large-displacement road sports bike. Despite declines in business bikes and sports bikes, domestic sales climbed 8.4%, to 429,000 units, on the strength of increased scooter sales. Although exports to North America increased, exports to Europe and Asia declined, and overall export sales slipped 4.0%, to 776,000 units.

Automobiles—Honda endeavored to create new value to meet its customers’ needs and augment its attractive product lineup while working to enhance product safety and environmental soundness. New products introduced during the term included the Fit 1.5T, which features a newly developed 1.5L VTEC engine that delivers both high-power output and excellent fuel economy, and the Mobilio Spike, a new compact wagon with a roomy interior. The Company also commenced imports of the Fit Aria, a next-generation compact sedan manufactured in Thailand, and the MDX, a premium SUV manufactured in Canada. We also worked to enhance vehicle safety and equipped the all-new Accord and Accord Wagon with the new HiDs (Honda Intelligent Driver Support System), which helps keep the vehicle in its lane and controls vehicle distance and speed during freeway driving. In Japan and the United States, Honda commenced lease sales of its FCX fuel cell vehicles, which are the first vehicles of this kind in the world to have attained U.S. approval. Domestic sales volume slipped 3.5%, to 871,000 units, as sales of the Stream and Step WGN declined although sales of the Fit and Mobilio were strong. On the other hand, benefiting from strong exports to Europe, export sales volume climbed 13.5%, to 485,000 units.

Power Products—Honda strove to meet the diversifying needs of its customers and contribute to their livelihood by creating new value and augmenting its lineup of environment-friendly products. In new products, the Company introduced the GX25, a general-purpose four-stroke engine that can be operated in a number of different positions, and the UMK425, the world’s lightest four-stroke grass cutter. The Company also extended efforts to further improve fuel economy and reduce emissions with the introduction of the HS980i and HS1180i hybrid snow throwers as well as the BF15 and the new BF20 four-stroke outboard engines, which feature excellent environmental soundness. Domestic sales volume climbed 14.7%, to 473,000 units, thanks to increased sales of general-purpose engines and grass cutters. Similarly benefiting from increases in general-purpose engines and lawn mower sales, export sales volume rose 18.1%, to 4,075,000 units.

Capital expenditures during the fiscal year under review totaled ¥78.1 billion, a 13.9% increase from the previous fiscal year.

Breakdown	Amount (¥ millions)	Changes from the previous fiscal year (%)
Motorcycle-related production facilities	2,462	–32.6
Automobile-related production facilities	31,234	–20.3
Power product-related production facilities	899	–61.2
Other investments	43,576	85.9
Total	78,173	13.9

Note: The amounts described above disregard and round off amounts of less than ¥1 million.

Capital expenditures for production facilities were made to expand, improve and renew production facilities. “Other investments” consist principally of the expansion of sales facilities and R&D facilities.

Financing

There was no stock and bond issuance during the fiscal year ended March 31, 2003.

(2) Preparing for the Future

Fears of a progressing slowdown in the U.S. economies, and its impact on the global business environment, are anticipated to increase, and competition in the Japanese market is expected to intensify amid continuing weak consumer spending. Other global concerns, including Middle Eastern issues, are also expected to affect the overall global economies.

In these circumstances, as part of its objective of strengthening the corporate structure and improving product competitiveness to increase speed and flexibility in response to changing customer and social needs, Honda recognizes that further enhancing each of the following specific areas is essential to its success:

•	R&D

•	Production Efficiency

•	Sales Efficiency

•	Product Quality

•	The Environment

•	Safety Technologies

•	European Business Strategy

R&D

Along with efforts to develop more effective safety and environmental technologies, Honda will create and swiftly introduce new value-added products that meet specific needs in various regional markets.

Honda will also continue efforts in the research of future technologies, which include the advancement of a bipedal humanoid robot.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity with aims to increase the capability of supplying high-quality products that meet market needs. In addition to the ongoing expansion of these systems, the Company also intends to expand on a global scale the supply network of its competitive products and component parts.

Sales Efficiency

Honda will expand its product lines and upgrade its sales structure. Through the innovative use of IT, Honda will also promote its efforts in customer communication.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhanced coordination among the development, purchasing, production, sales and service departments.

The Environment

Honda will step up the introduction of clean, fuel-efficient engine technologies and recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize the environmental impact, as measured by the *Life Cycle Assessment, in all of its business fields, including logistics and sales. In its production activities, Honda promotes environmental preservation issues under its Green Factory concept.

*Life Cycle Assessment

A comprehensive system for quantifying the environmental impact of Honda’s products throughout their life cycles, from material procurement and energy consumption to waste disposal.

Safety Technologies

Honda R&D will develop technologies for the prediction and the prevention of accidents as well as those for passenger and pedestrian injury reduction. Honda intends to enhance its contribution to traffic safety in motorized societies, including Asian countries. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by its local dealerships.

European Business Strategy

Honda will continue efforts to reinforce its sales structure by strengthening its product lineup and restructuring its sales and distribution organization. On the manufacturing side, Honda will improve its cost-competitiveness by enhancing parts procurement through its global supply network, including the network in Asian countries, and improving production efficiency at each of its production facilities in Europe.

Honda will continue to evolve in each of these areas, focusing on activities aligned with the three directions—“Value Creation,” “Globalization,” and “Commitment for the future”—to reach its goal of becoming a company that society wants to exist.

As always, we look forward to your continued support.

2. CORPORATE DATA (as of March 31, 2003)

(1) Principal Lines of Business

The Company principally carries out the production and sale of transportation machinery and equipment, motors, agricultural machinery and appliances as well as other machinery and equipment. The Company also engages in business related to the above. Products are categorized into the following segments and principal products of each segment are as follows:

Segment	Principal products
Motorcycles	Motorized Bicycles Mid-size Motorcycles Large-size Motorcycles ATVs Personal Water Crafts	(LIVE DIO, TODAY, SUPER CUB, SMART DIO) (FORZA, FTR, HORNET, XR250) (CB400, CB1300, SHADOW, SILVER WING) (FOURTRAX Series*) (AQUATRAX*)
Automobiles	Compact Cars Sub-compact Cars Minivehicles

(LEGEND, NSX, INSPIRE, SABER, ACCORD, ODYSSEY,

CR-V, S2000, LAGREAT, AVANCIER, INTEGRA, MDX)

(CIVIC, PARTNER, STEP WGN (WAGON), HR-V, INSIGHT,

STREAM, FIT, MOBILIO, MOBILIO SPIKE, FIT ARIA)

(ACTY, LIFE, VAMOS, THAT’S)

Power products	General-Purpose Engines (GX160), Generators (EU9i), Power Tillers (KOMAME), Water Pumps (WX10), Snow Throwers (SNOWLA), Grass Cutters (UMK425), Lawn Mowers (HRF465), Outboard Engines (BF2), Electric Wheelchairs (MonPal), Power Carriers (RIKIMARU), Tractors (MIGHTY)

Note: * denotes a product not sold domestically in Japan.

(2) Principal Business Offices and Factories

Name	Location
Head Office	Minato-ku, Tokyo
Suzuka Factory	Suzuka City
Saitama Factory	Sayama City
Hamamatsu Factory	Hamamatsu City
Kumamoto Factory	Ohzu-machi, Kumamoto Prefecture
Mohka Plant of Tochigi Factory	Mohka City
Takanezawa Plant of Tochigi Factory	Takanezawa-cho, Tochigi Prefecture

Note:	Automobile engine production at the Wako Plant of Honda’s Saitama Factory was terminated in June 2002, with principal production equipment transferred to the Sayama Plant of the Saitama Factory. The name of the Sayama Plant of the Saitama Factory has also been changed to the Saitama Factory.

(3) Common Stock

(a) Total number of shares authorized to be issued by the Company	3,600,000,000 shares
(b) Total number of shares issued	974,414,215 shares
(c) Number of stockholders	60,603

(4) Acquisition, Disposal and Retention of Treasury Stock

(a) Stock retained at the previous fiscal year-end
Common stock: 10,036 shares
(b) Stock acquired
Shares acquired pursuant to Article 210 of the Commercial Code of Japan
Common stock: 12,734,400 shares
Total purchase price: ¥56,471 million
Acquisition of stock less than unit
Common stock: 53,029 shares
Total acquisition price: ¥245 million
(c) Stock disposal
Disposal of shares was not implemented during the term.
(d) Stock retained at fiscal year-end
Common stock: 12,797,465 shares

Note:	Following accounts settlement from April 1 to 15, 2003, the following acquisition of the Company’s stock was implemented.

 Shares acquired pursuant to Article 210 of the Commercial Code of Japan

 Common stock: 1,648,200 shares

 Total acquisition price: ¥6,616 million

(5) Employees

Item	Total
Number of employees (Decrease compared with the previous fiscal year)	27,798 (702)
Average age	43.1
Average length of service (years)	22.2

Note: The above refers to full-time employees.

(6) Principal Consolidation

1) Principal Subsidiaries

Company	Capital (millions)	Percentage owned by Honda (%)		Main lines of business
Honda Finance Co., Ltd.	¥11,090		100.0	Providing credit facilities for Honda products and leasing of machinery and equipment
Honda R&D Co., Ltd.	¥7,400		100.0	Research and development of Honda products
Suzuka Circuitland Co., Ltd.	¥2,000		86.0	Operation of amusement parks and a racing circuit
American Honda Finance Corporation (U.S.A.)	US$866	*	100.0	Providing credit facilities for Honda products and leasing of vehicles
Honda of America Mfg., Inc. (U.S.A.)	US$578	*	100.0	Manufacture and sale of Honda products
Honda Manufacturing of Alabama, L.L.C. (U.S.A.)	US$300	*	100.0	Manufacture and sale of Honda products
American Honda Motor Co., Inc. (U.S.A.)	US$200		100.0	Import and sale of Honda products
Honda Transmission Manufacturing of America, Inc. (U.S.A.)	US$42	*	100.0	Manufacture and sale of Honda parts
Honda Power Equipment Mfg., Inc. (U.S.A.)	US$26	*	100.0	Manufacture and sale of Honda products
Honda North America, Inc. (U.S.A.)	US$1		100.0	Coordinating operations of subsidiaries in North America
Honda Canada Inc. (Canada)	C$226	*	100.0	Manufacture, import and sale of Honda products
Honda Canada Finance, Inc. (Canada)	C$185	*	100.0	Providing credit facilities for Honda products and leasing of vehicles
Honda de Mexico, S.A. de C.V. (Mexico)	Mex.P.257	*	100.0	Import of Honda products and manufacture and sale of Honda products and parts
Honda of the U.K. Manufacturing Limited (U.K.)	Stg£670	*	100.0	Manufacture and sale of Honda products and parts
Honda Motor Europe Limited (U.K.)	Stg£340	*	100.0	Coordinating operations of subsidiaries in Europe and import and sale of Honda products
Honda Finance Europe plc (U.K.)	Stg£38	*	100.0	Providing credit facilities for Honda products
Honda Italia Industriale S.p.A. (Italy)	Euro8		100.0	Manufacture, import and sale of Honda products
Honda Motor Europe (North) G.m.b.H. (Germany)	Euro70	*	100.0	Import and sale of Honda products and coordinating operations in northern Europe

Company	Capital (millions)	Percentage owned by Honda (%)		Main lines of business
Honda Europe N.V. (Belgium)	Euro31	*	100.0	Import and sale of Honda parts and products
Honda Motor Europe (South) S.A. (France)	Euro40		100.0	Import and sale of Honda products and coordinating operations in southern Europe
Honda Automobile (Thailand) Co., Ltd. (Thailand)	Baht5,460	*	91.4	Manufacture and sale of Honda products
Asian Honda Motor Co., Ltd. (Thailand)	Baht442		100.0	Coordinating operations of subsidiaries in the ASEAN region and import and sale of Honda products
Honda Siel Cars India Ltd. (India)	Ind.Rp.3,600		99.0	Manufacture and sale of Honda products
Honda Motorcycle & Scooter India (Private), Ltd. (India)	Ind.Rp.3,000	*	100.0	Manufacture and sale of Honda products
Honda Taiwan Co., Ltd.	NT$3,580		100.0	Manufacture and sale of Honda products
Honda Automoveis do Brasil Ltda. (Brazil)	R$802	*	100.0	Manufacture, import and sale of Honda products
Moto Honda da Amazonia Ltda. (Brazil)	R$278	*	100.0	Manufacture and sale of Honda products
Honda South America Ltda. (Brazil)	R$119		100.0	Coordinating operations of subsidiaries in South America

Notes:	1. Capital amounts of less than one million have been disregarded and rounded off, except for the capital of Honda South America Ltda.
2.	* includes ownership through subsidiaries.
3.	Honda Finance Co., Ltd., is the result of the merger of Honda Credit Co., Ltd., Honda Finance Co., Ltd. and Honda Leasing Corporation, with the remaining company, Honda Credit Co., Ltd., changing its name to Honda Finance Co., Ltd.

2) Development and Financial Results of the Company and Its Subsidiaries and Affiliates

Development

1.	On July 1, 2002, Honda integrated all of its Japan-based sales financing service operations into its newly established Honda Finance Co., Ltd., as a means to strengthen such operations in Japan. The new company is the result of the merger of Honda Credit Co., Ltd., Honda Finance Co., Ltd. and Honda Leasing Corporation, with the remaining company, Honda Credit Co., Ltd., changing its name to Honda Finance Co., Ltd. Honda Finance implemented ¥15.0 billion in capital expansion during the term, the entire sum of which was assumed by Honda Motor Co., Ltd.

2.	Wholly owned subsidiary Honda Taiwan Co., Ltd., implemented NT$3.4 billion in capital expansion during the term, thus becoming a major Honda subsidiary.

Financial Results

The number of consolidated subsidiaries is 312, including the 28 principal subsidiaries referred to previously, and the number of companies that are accounted for by the equity method is 127. The consolidated financial results are as follows:

		Fiscal year
Item		79th From Apr. 1, 2002 to Mar. 31, 2003	78th From Apr. 1, 2001 to Mar. 31, 2002	Changes from the previous fiscal year (%)
Net sales and other operating revenue	(¥ millions)	7,971,499	7,362,438	8.3
Net income	(¥ millions)	426,662	362,707	17.6
Net income per share (basic)	(¥)	439.43	372.23	18.1
Total assets	(¥ millions)	7,681,291	6,940,795	10.7
Net assets	(¥ millions)	2,629,720	2,573,941	2.2
Net assets per share	(¥)	2,734.69	2,641.55	3.5

Notes:	1. The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts, etc.
2.	Net income per share is calculated using the average number of shares outstanding during the fiscal year.
3.	Net assets per share is computed based on the number of shares outstanding at the end of the fiscal year.

(7) Financial Results and Property for the Last Four Years

		Fiscal year
Item		76th From Apr. 1, 1999 to Mar. 31, 2000	77th From Apr. 1, 2000 to Mar. 31, 2001	78th From Apr. 1, 2001 to Mar. 31, 2002	79th From Apr. 1, 2002 to Mar. 31, 2003
Net sales	(¥ millions)	2,919,840	3,042,022	3,211,186	3,322,719
Ordinary profit	(¥ millions)	201,440	137,374	218,987	242,680
Net income	(¥ millions)	135,322	11,326	134,925	170,035
Net income per share	(¥)	138.88	11.62	138.47	174.63
Total assets	(¥ millions)	1,758,588	1,765,814	1,937,805	2,061,331
Net assets	(¥ millions)	1,212,899	1,236,686	1,342,648	1,421,254
Net assets per share	(¥)	1,244.75	1,269.16	1,377.92	1,477.49

Notes:	1. The amounts in millions of yen described above disregard and round off amounts of less than ¥1 million.
2.	Ordinary profit for the Company’s 77th fiscal year declined compared with its 76th fiscal year despite increases in revenue and earnings, due to the negative effects of currency exchange rates and increases in R&D and other expenses. The primary reason behind the decline in net income for the 77th term compared with the 76th term was the disposal of losses on stock in Honda Motor Europe Limited incurred due to the subsidiary’s worsening earnings performance.
3.	The increase in ordinary profit for the 78th term compared with the 77th term was due to the influence of currency exchange rates as well as the Company’s cost-cutting initiatives. The increase in net income for the 78th term compared with the 77th term was due to the increase in ordinary profit as well as improvements to extraordinary income.
4.	Financial results for the year under review are as stated in (1) Review of Operations (page 4) of 1. OUTLINE OF BUSINESS.
5.	Per share data are listed in item 3 of Changes to Accounting Policies.

(8) Directors and Corporate Auditors

Title	Name	Area of Responsibility or Principal Occupations
Chairman and Representative Director	Yoshihide Munekuni

President and Representative Director	Hiroyuki Yoshino

Executive Vice President and Representative Director	Koichi Amemiya	Chief Operating Officer for Regional Operations (North America) President and Director of Honda North America, Inc. President and Director of American Honda Motor Co., Inc.

Senior Managing and Representative Directors	Katsuro Suzuki	Chief Operating Officer for Regional Operations (Asia & Oceania)

	Takeo Fukui	Director in charge of Motor Sports President and Director of Honda R&D Co., Ltd.

	Michiyoshi Hagino	Chief Operating Officer for Automobile Operations

	Minoru Harada	Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) President and Director of Honda Motor Europe Limited

	Motoatsu Shiraishi	Operating Officer for Production Operations

	Satoshi Aoki	Chief Operating Officer for Business Management Operations (Finance, Accounting and Affiliated Companies’ Administration)

Title	Name	Area of Responsibility or Principal Occupations
Managing Directors	Atsuyoshi Hyogo	Executive Vice President and Director of American Honda Motor Co., Inc.

	Hiroshi Okubo	Chief Operating Officer for Business Support Operations (Human Resources, Administration, Public Relations and Information Systems) Group Officer of Driving Safety Promotion

	Satoshi Dobashi	Chief Operating Officer for Regional Sales Operations (Japan)

	Satoshi Toshida	Deputy Chief Operating Officer for Regional Operations (Asia & Oceania) President and Director of Asian Honda Motor Co., Ltd. President and Director of Honda Leasing (Thailand) Co., Ltd.

	Koki Hirashima	President and Director of Honda of America Mfg., Inc.

Koichi Kondo

Chief Operating Officer for Regional Operations (South America)

President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

President and Director of Honda Automoveis do Brasil Ltda.

	Yasuo Ikenoya	Chief Operating Officer for Motorcycle Operations

	Toru Onda	Chief Operating Officer for Purchasing Operations

Director	Satoru Kishi	Adviser of the Board of the Bank of Tokyo-Mitsubishi, Ltd.

Director and Advisor	Nobuhiko Kawamoto

Directors	Akira Takano	Vice President and Director of Honda Motor Europe Limited President and Director of Honda of the U.K. Manufacturing Limited

	Mikio Yoshimi	Business Support Operation (Human Resources and Administration)

	Masaaki Kato	President and Director of Honda Manufacturing of Alabama, L.L.C.

	Shigeru Takagi	President and Director of Honda Canada Inc.

	Masahiro Yoshimura	Director in charge of Automobile New Model Center in Production Operations

	Toshio Saito	Executive Vice President and Director of Honda Motor Europe Limited (U.K.)

	Hiroshi Kuroda	Director in charge of Products for Automobile Operations

	Akio Hamada	President and Director of Honda Engineering Co., Ltd.

	Teruo Kowashi	Director in charge of Production Planning & Logistics General Manager of Automobile Production Planning Office in Production Operations

	Seiichi Moriguchi	General Manager of Accounting Division in Business Management Operations (Finance, Accounting and Affiliated Companies’ Administration)

	Tetsuo Iwamura	Chief Operating Officer for Service Parts Operations

	Takashi Yamamoto	Director in charge of Quality, Certification & Regulation Compliance and Service Technology

Title	Name	Area of Responsibility or Principal Occupations
	Takanobu Ito	Senior Managing Director of Honda R&D Co., Ltd.

	Masaru Takabayashi	General Manager of IT Division and General Manager of IT Planning Office for IT Division

	Tatsuhiro Ohyama	President and Director of Honda Motorcycle Japan Co., Ltd.

	Suguru Kanazawa	Senior Managing Director of Honda R&D Co., Ltd. President and Director of Honda Racing Corporation

	Manabu Nishimae	Chief Operating Officer for Power Products Operations

Corporate Auditors (Full-time)	Kunihiro Chujo

Kenichi Takashima

Corporate Auditors	Koji Miyajima

	Yasuharu Yabuta	Advisor of Ryoshin DC Card Co., Ltd.

Notes: 1.	Mr. Satoru Kishi is an external director, as set forth in Article 188, item 2, paragraph 7, subsection 2 of the Commercial
Code of Japan.
2.	Corporate Auditor Mr. Yasuharu Yabuta is an outside statutory auditor as provided in Article 18, Section 1, of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.
3.	The Directors who retired during the fiscal year under review are as follows:
Mr. Kentaro Kato, on June 25, 2002
Mr. Ikuo Shimizu, on June 25, 2002

(9) Principal Stockholders

Name	Number of shares held (thousands)	Percentage as against total shares issued (%)	Number of shares held by Honda
			Number of shares held (thousands)	(%)
The Master Trust Bank of Japan, Ltd.	46,966	4.9	—	—
The Bank of Tokyo-Mitsubishi, Ltd.	45,066	4.7	—	—
Japan Trustee Services Bank, Ltd.	43,284	4.5	—	—
State Street Bank and Trust Company	42,191	4.4	—	—
The Tokio Marine and Fire Insurance Co., Ltd.	37,635	3.9	—	—
UFJ Bank, Limited	34,429	3.6	—	—
The Chase Manhattan Bank, N.A. London	29,815	3.1	—	—
Meiji Life Insurance Company	28,444	3.0	—	—
The Mitsubishi Trust and Banking Corporation	26,269	2.8	—	—
The Sompo Japan Insurance Inc.	23,830	2.5	1,000	0.1

Notes:	1. The number of shares described above disregard and round off figures of less than one thousand shares.
2:	The Company holds 22,000 shares of common stock and 3,000 shares of preferred stock of Mitsubishi Tokyo Financial Group, Inc., which is the wholly owning parent company of The Bank of Tokyo-Mitsubishi, Ltd., and The Mitsubishi Trust and Banking Corporation.
3:	On April 2, 2002, The Tokio Marine and Fire Insurance Co., Ltd., and The Nichido Fire and Marine Insurance Co., Ltd., jointly established wholly owning parent company Millea Holdings, Inc., through a stock transfer. The Company holds 2,000 shares of common stock in Millea Holdings, Inc.
4:	The Company holds 5,000 shares of common stock in UFJ Holdings, Inc., the wholly owning parent company of UFJ Bank, Limited.
5:	All stocks held in The Master Trust Bank of Japan, Ltd., and Japan Trustee Services Bank, Ltd., are owned in connection with the respective bank’s trust business.
6:	State Street Bank and Trust Company and The Chase Manhattan Bank, N.A. London hold shares owned primarily by institutional investors and are the official holders of such stock.

[Attached Document 2]

Balance Sheet

(¥ millions)
As of Mar. 31, 2003
ASSETS	2,061,331
1. Current assets	829,444
Cash and bank deposits	236,336
Notes receivable	3,017
Accounts receivable	278,261
Finished goods	65,448
Parts for sale	29,783
Raw materials	10,409
Work in process	16,072
Supplies	8,285
Advances	12,048
Prepaid expenses	6,955
Short-term deferred tax assets	59,308
Short-term loans	55,255
Accounts receivable—other	29,531
Other	22,435
Allowance for doubtful accounts	–3,704
2. Fixed assets	1,231,887
Tangible fixed assets	593,607
Buildings	174,581
Structures	40,819
Machinery and equipment	87,484
Vehicles	5,918
Tools, furniture and fixtures	25,317
Land	249,258
Construction in progress	10,227
Intangible fixed assets	5,688
Industrial property rights	166
Leasehold rights	2,112
Utility rights	363
Software	745
Other	2,300
Investments and others	632,592
Investments in subsidiaries	357,237
Investment securities	188,196
Long-term loans	2,406
Receivables in bankruptcy	25,224
Long-term prepaid expenses	2,230
Long-term deferred tax assets	44,899
Security deposits	24,212
Other investments	7,997
Allowance for doubtful accounts	–19,812
Total assets	2,061,331

(¥ millions)
As of Mar. 31, 2003
LIABILITIES	640,077
1. Current liabilities	525,315
Notes payable	1,077
Accounts payable	279,315
Short-term bank loans	3,352
Accounts payable—other	28,709
Accrued expenses	76,311
Accrued corporate and other taxes	36,478
Advances received	257
Deposits received	1,552
Unearned income	198
Accrued product warranty	47,978
Accrued employees’ bonuses	41,132
Notes payable—fixed assets	1,485
Other	7,467
2. Fixed liabilities	114,761
Long-term bank loans	883
Accrued product warranty	38,313
Accrued retirement benefits for employees	65,176
Accrued retirement benefits for directors and corporate auditors	6,534
Other	3,854

STOCKHOLDERS’ EQUITY	1,421,254
1. Common stock	86,067
2. Capital surplus	168,912
Capital surplus	168,912
3. Retained earnings	1,201,333
Legal reserve	21,516
Reserve for dividends	61,300
General reserve	919,300
Reserve for special depreciation	2,066
Reserve for reduced-value entry	10,307
Unappropriated retained earnings	186,842
Net income	170,035
4. Unrealized gains or loss on securities available for sale	21,707
5. Treasury stock	–56,766
Total liabilities and stockholders’ equity	2,061,331

[Attached Document 3]

(¥ millions)
Statement of Income	Year ended Mar. 31, 2003

Ordinary profit and loss
Operating profit and loss
Operating revenue	3,322,719
Net sales	3,322,719
Operating expenses	3,177,881
Cost of sales	2,247,487
Selling, general and administrative expenses	930,393
Operating profit	144,838
Non-operating profit and loss
Non-operating profit	117,732
Interest and dividends earned	95,422
Other	22,310
Non-operating expenses	19,891
Interest paid	697
Other	19,193
Ordinary profit	242,680
Extraordinary profit and loss
Extraordinary profit	4,197
Profit on sales of fixed assets	2,054
Profit on sales of investment securities	2,143
Extraordinary loss	14,859
Loss on sales and disposal of fixed assets	12,350
Loss on evaluation of investments in subsidiaries	929
Loss on evaluation of investment securities	1,553
Other	25
Income before income taxes	232,018
Corporate, inhabitant and business taxes	92,888
Deferred income taxes	–30,905
Net income	170,035
Unappropriated retained earnings at the beginning of the year	32,366
Interim dividends paid	15,559
Unappropriated retained earnings	186,842

Significant Accounting Policies

1.	Marketable securities are valued in the following manners:

(a)	Shares in subsidiaries and affiliates are stated at cost determined by the moving-average method.

(b)	The portion of other securities that have market prices for reference are stated at their market value based on market prices at fiscal year-end and other factors. (The change in securities valuation from the previous fiscal year-end is directly credited or charged to stockholders’ equity, while original cost for calculating profit on securities sales is determined by the moving-average method.)

(c)	The portion of other securities that do not have market prices for reference are stated at cost determined by the moving-average method.

2.	Inventories are stated at the lower of cost, determined by the last purchase cost method or market value.

3.	Derivatives are marked to market.

4.	Depreciation of tangible fixed assets is computed by the declining-balance method.

5.	Amortization of intangible assets is computed using the straight-line method.

6.	The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers experiencing financial difficulties.

7.	Accrued product warranty has been provided at an amount determined:

(a)	based on the historical warranty claim experience plus an estimate of probability of future warranty costs and calculated by reference to the estimated warranty costs incurred during the remaining warranty periods.

(b)	based on an estimate of future warranty claims mainly associated with government reporting.

8.	Accrued employees’ bonuses are maintained to provide for the payment of bonuses to employees. An amount is recorded equivalent to that portion of the projected bonus applicable to the period included in the fiscal year out of the total period applied for bonuses.

9.	Accrued retirement benefits for employees are provided for payments of retirement benefits at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets at the year-end.

The net retirement benefit obligation at transition is being amortized by the straight-line method over 15 years. Prior service cost is being amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gain or loss is amortized in the years following the year in which the gain or loss is recognized by the straight-line method over the average remaining years of service of the employees.

10.	Reserve for retirement benefits for Directors and Corporate Auditors is maintained to provide for the payment of retirement and severance benefits. As stipulated in Article 287-2 of the Commercial Code of Japan, an amount is entered into this reserve equivalent to the amount payable at the fiscal year-end in accordance to the Company’s bylaws.

11.	Finance lease transactions, other than those where the ownership of the leased property is regarded as being transferred to the lessee, are accounted for as normal rental transactions.

12.	A separate treatment method is used for Japanese consumption tax; this tax is excluded from net sales in the statement of income.

Changes to Accounting Policies

1.	Common stock, capital surplus, retained earnings, unrealized gain or loss on other securities and treasury stock are presented in the stockholders’ equity section of the balance sheet to comply with “The Implementation Rules of the Commercial Code” (Ministry of Justice Ordinance No. 22) which was issued on March 29, 2002 and effective this fiscal year.

2.	“Accounting Standard for Treasury Stock and Reduction of Legal Reserves” (Accounting Standards Board of Japan Financial Accounting Standards No. 1, February 21, 2002) was adopted from this fiscal year. The effect of this change was immaterial to the statement of income.

3.	“Accounting Standard for Earnings per Share” (Accounting Standards Board of Japan Financial Accounting Standards No. 2, September 25, 2002) and “Implementation Guidance on Accounting Standard for Earnings per Share” (Accounting Standards Board of Japan Financial Accounting Implementation Guidance No. 4, September 25, 2002) were adopted from this fiscal year to compute net income per share.

Notes for Balance Sheet

1.	Accumulated depreciation of fixed assets	¥914,532 million

2.	Amount of reduced-value entry of tangible fixed assets	¥164 million

3.	The value of credits from and debts to subsidiaries is as follows:
	Short-term credits from subsidiaries	¥242,457 million
	Long-term credits from subsidiaries	¥24,919 million
	Short-term debts to subsidiaries	¥56,147 million
	Long-term debts to subsidiaries	¥1,139 million

4.	Besides the fixed assets shown in the balance sheet, some computer units are in use under lease contracts.

5.	Among the assets and liabilities denominated in foreign currencies, which are converted into yen at the exchange rate at the time of acquisition or recognition, are the following:
Assets:
	Shares held and other investments denominated in foreign currencies (Including US$664 million)	¥350,668 million

6.	Guarantees issued	¥99,254 million
	Similar activities	¥300,371 million

Similar activities comprise the Keepwell Agreement between the Company and subsidiaries, which was issued for credit enhancement to support the Company’s subsidiaries’ financing.

7.	Net assets as defined in Article 290-1-6 of the Commercial Code of Japan	¥21,707 million

8.	Export bills of exchange (without letters of credit) discounted	¥5,668 million

9.	Net income per share for the year	¥174.63

Notes for Statement of Income

1.	Transactions with subsidiaries are as follows:
	Sales to subsidiaries	¥2,402,673 million
	Purchases from subsidiaries	¥182,092 million
	Nonoperating transactions with subsidiaries	¥156,088 million

2.	Total research and development expenses	¥414,634 million

[Attached Document 4]

Proposal for Appropriation of Retained Earnings

Unappropriated retained earnings at the end of the year	¥186,842,697,025
Reversal of reserve for special depreciation	¥507,886,106
Reversal of reserve for reduced-value entry	¥54,542,997

Total	¥187,405,126,128

Proposed Appropriation is as follows:

Dividends (¥16 per share)	¥15,385,868,000
Directors’ bonus (including Corporate Auditors’ bonus of ¥39,000,000)	¥480,000,000
Reserve for dividends	¥6,000,000,000
General reserve	¥130,000,000,000
Reserve for special depreciation	¥457,227,067
Reserve for reduced-value entry	¥1,163,740,275
Earnings to be carried forward	¥33,918,290,786

Note: An interim dividend payment totaling ¥15,559,710,048 (¥16 per share) was paid on November 25, 2002.

[Attached Document 5]

Independent Auditors’ Report
To the Board of Directors of Honda Motor Co., Ltd.	April 22, 2003
Shin Nihon & Co.
Representative Partner (C.P.A.)
Yoshinobu Shimizu (Seal)
Representative Partner (C.P.A.)
Masahiko Sano (Seal)
Partner (C.P.A.)
Toshihiro Yasada (Seal)

Pursuant to Article 2 of “The Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha,” we have examined the balance sheet, statement of income, the accounting matters to be stated in the business report, the proposal for appropriation of retained earnings and the accounting matters to be stated in the supporting schedules of Honda Motor Co., Ltd. (the Company) for the 79th fiscal year from April 1, 2002 to March 31, 2003. The accounting matters which we have examined in the business report and the supporting schedules are those derived from the accounting books and records of the Company. The above balance sheet, statement of income, business report, proposal for appropriation of retained earnings and supporting schedules (the legal documents) are the responsibility of the Company’s management. Our responsibility is to express an opinion on the legal documents from our standpoint as independent auditors.

We conducted our examination in accordance with generally accepted auditing standards of Japan. Those standards require that we obtain reasonable assurance about whether the legal documents are free of material misstatement. An examination includes examining, on a test basis, evidence supporting the amounts and disclosures, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall legal document presentation. We believe that our examination provide a reasonable basis for our opinion. These auditing procedures included the procedures applied to the Company’s subsidiaries as considered necessary.

As a result of our examination, it is our opinion that:

(1)	The balance sheet and the statement of income present properly the Company’s financial position and the results of operations in accordance with the related regulations and the Articles of Incorporation.

(2)	The accounting matters stated in the business report present properly the Company’s affairs in accordance with the related regulations and the Articles of Incorporation.

(3)	The proposal of appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation.

(4)	There is nothing to point out as to the accounting matters stated in the supporting schedules in accordance with the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

[Attached Document 6]

Corporate Auditors’ Report		April 25, 2003
Mr. Hiroyuki Yoshino
President and Representative Director of Honda Motor Co., Ltd.		Board of Corporate Auditors Honda Motor Co., Ltd.
	Corporate Auditor (Full-time)	Kunihiro Chujo (Seal)
	Corporate Auditor (Full-time)	Kenichi Takashima (Seal)
	Corporate Auditor	Koji Miyajima (Seal)
	Corporate Auditor	Yasuharu Yabuta (Seal)

This Board of Corporate Auditors, having received reports from and consulted with each of the Corporate Auditors on the methods and results of their audits concerning the performance by the Directors of their duties during the 79th fiscal year, from April 1, 2002 through March 31, 2003, have prepared this audit report and hereby report as follows:

1. Summary of the Corporate Auditors’ Auditing Methods:

In accordance with the auditing policies and apportionment of work specified by the Board of Corporate Auditors, each Corporate Auditor, in addition to attending meetings of the Board of Directors and other important meetings, has listened to the reports on business from the Directors and the like, has examined documents and so on containing important decisions, has investigated the conditions of business and assets at the head office and other important places of business, has requested the Company’s subsidiaries to report on their operations, has visited significant subsidiaries where necessary and has investigated their conditions of business and assets. In addition, the Corporate Auditors have received reports and explanations from the statutory accountants and have examined the accounting documents and detailed statements auxiliary thereto.

In addition to the above methods, where necessary the Corporate Auditors have obtained reports from the Directors and others and have examined in detail the circumstances in connection with competitive dealings by Directors, reciprocally profitable dealings between Directors and the Company, the furnishing of a benefit or profit by the Company gratuitously, out-of-the-ordinary dealings between the Company and subsidiaries or stockholders and the acquisition and disposition by the Company of its own shares.

2. Results of Audit:

(1)	The auditing methods and results of the statutory accountants, Shin Nihon & Co., are recognized as being proper.

(2)	The business report is recognized as being in accordance with laws and regulations and the Articles of Incorporation and as properly indicating the conditions of the Company.

(3)	Checking the item on the agenda concerning the disposition of profits in light of the conditions of the Company’s assets and other circumstances, there are no matters that ought to be pointed out.

(4)	As the auxiliary detailed statements correctly indicate the matters that should be recorded therein, there are no matters that ought to be pointed out.

(5)	With respect to the performance of their duties by the Directors, no improper acts or material facts that violated laws and regulations or the Articles of Incorporation are recognized.

Further, no breach of his duty by a Director was recognized in connection with competitive dealings by Directors, reciprocally profitable dealings between Directors and the Company, the furnishing of benefits or profits by the Company gratuitously, out-of-the-ordinary dealings between the Company and subsidiaries or shareholders, acquisition and disposition by the Company of its own shares and so on.

(6)	As a result of our investigation of the Company’s subsidiaries, there are no matters that ought to be pointed out in respect of performance of their duties by the Directors.

Further, the Directors of the Company have advised us, as the important fact concerning the Company’s state of affairs which occurred after the date of closing of its accounts, of the situation that it had been resolved at the meeting of the Board of Directors held on April 25, 2003 that the Company enter into with Honda Sogo Tatemono Co., Ltd. being a 70% owned subsidiary of the Company an agreement for merger under which said Honda Sogo Tatemono Co., Ltd. would be merged into the Company effective as of July 1, 2003 in accordance with the procedures of “simple merger” referred to in the provision of Article 413-3 of the Commercial Code and 94,200 shares of its own stock would at that time be transferred, instead of issuance of new shares, to the shareholders of said Honda Sogo Tatemono Co., Ltd., except for the Company, according to which resolution said agreement for merger had been entered into on April 25, 2003.

Note:	Corporate Auditor Yasuharu Yabuta is an outside statutory auditor as provided in Article 18, Section 1, of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.

REFERENCE DOCUMENTS

CONCERNING EXERCISE OF VOTING RIGHT

1. Total number of voting rights held by stockholders:

9,539,293 votes

2. Reference matters with respect to the proposals:

FIRST ITEM: Approval of Proposal for Appropriation of Retained Earnings for the 79th Fiscal Year

The Company proposes to make an appropriation of retained earnings, as referred to in the Attached Document 4 (page 20) of Notice of Convocation, in order to strengthen its financial condition and take into consideration its future business development, etc.

The year-end dividend for the fiscal year under review is proposed to be ¥16 per share.

SECOND ITEM: Acquisition by the Company of Its Own Shares

It is requested that the matter of the Company’s purchase of its own shares to be effected within the limits of 25 million shares of common stock of the Company and of ¥100.0 billion of total acquisition prices during the period from the time of close of this general meeting of shareholders to the time of close of the next ordinary general meeting of shareholders would be approved in accordance with the provisions of Article 210 of the Commercial Code; this purchase will enable the Company to carry out its maneuverable capital policy coping with changes in the management environment.

THIRD ITEM: Partial Amendments to the Articles of Incorporation

(1) Reasons for Amendments:

1)	The system of additional purchase of the shares less than one unit has been established pursuant to the “Law for Partial Amendments to the Commercial Code and So On” (Law No. 44/2002). The Company, desiring to introduce the said system in order to give its services to all of the shareholders, will newly establish the provision for the said system as Article 7 and also make the required amendments to the existing provisions of Article 7 and Article 8 of the Articles of Incorporation, and will, in addition, arrange the wording of the existing provision of Article 9 of the Articles of Incorporation.

Further, since the system for invalidating share certificates has been established pursuant to the aforesaid Law for Partial Amendments, the existing provision of Article 8 of the Articles of Incorporation will be amended as required in order to cope with such establishment of the system.

In addition, it has become possible, pursuant to the aforesaid Law for Partial Amendments, to moderate by the Articles of Incorporation the quorum for special resolution at a general meeting of shareholders. Article 14, paragraph 2 will be newly established in order to make more sure that the quorum for special resolution at a general meeting of shareholders is secured.

2)	Such number of Corporate Auditors as is set forth in the existing provision of Article 24 of the Articles of Incorporation will be changed to not more than seven from not more than five in order to promote the reinforcement of the Corporate Auditor system.

3)	In accordance with the above-mentioned amendments, Article 7 through Article 33 of the existing Articles of Incorporation will be renumbered as Article 8 through Article 34 by moving down each of the twenty-seven Articles.

(2) Contents of Amendments:

Portions of the existing Articles of Incorporation will be amended as follows:

(The underlines indicate the portions to be amended.)

Existing Articles of Incorporation	Proposed Amendments
Chapter II. Shares	Chapter II. Shares
[Newly established]

(Additional purchase of shares less than unit)

Article 7. A shareholder (including a beneficial shareholder; the same is applicable hereinafter) holding shares less than unit of the Company may, in accordance with the provisions of the Share Handling Regulations established by the Board of Directors, make a request to the effect that such number of shares should be sold to it that will, when added to the aforesaid shares less than unit already held by that shareholder, constitute one unit of shares.

(Procedures relating to shares, etc.)	(Procedures relating to shares, etc.)
Article 7. The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors.	Article 8. The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors.

Registration of transfer of shares, purchase of shares less than unit (tangen) and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.

Registration of transfer of shares, purchase and additional purchase of shares less than unit (tangen) and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.

(Transfer agent)	(Transfer agent)

Article 8. The Company shall have a transfer agent with respect to shares. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given.

Article 9. The Company shall have a transfer agent with respect to shares. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given.

The shareholders’ register and the register of beneficial shareholders of the Company (hereinafter referred to as the “shareholders’ registers”) shall be kept at the transfer agent’s place of handling business and registration of transfer of shares, purchase of shares less than unit (tangen) and other business relating to shares shall be handled by the transfer agent and not by the Company.

The shareholders’ register and the register of beneficial shareholders of the Company (hereinafter referred to as the “shareholders’ registers”) and the registry of loss of share certificates shall be kept at the transfer agent’s place of handling business and registration of transfer of shares, purchase and additional purchase of shares less than unit (tangen) and other business relating to shares shall be handled by the transfer agent and not by the Company.

(Record date)	(Record date)

Article 9. The shareholders (including beneficial shareholders; same is applicable hereinafter) appearing or recorded on the shareholders’ registers as of the end of each accounting period shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such accounting period.

Article 10. The shareholders appearing or recorded on the shareholders’ registers as of the end of each accounting period shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such accounting period.

If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing or recorded on the shareholders’ registers as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors shall be deemed the shareholders or pledgees entitled to exercise the rights of shareholders or pledgees.

If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing or recorded on the shareholders’ registers as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors shall be deemed the shareholders or pledgees entitled to exercise the rights of shareholders or pledgees.

Chapter III. General Meeting of Shareholders	Chapter III. General Meeting of Shareholders
Article 10. (Time of convocation)	Article 11. (Time of convocation)

Article 11. (Person to convene meeting and place of meeting)	Article 12. (Person to convene meeting and place of meeting)

Article 12. (Chairman)	Article 13. (Chairman)

Existing Articles of Incorporation	Proposed Amendments
(Resolutions)	(Resolutions)

Article 13. Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority vote of the shareholders present and entitled to vote thereat.

Article 14. Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority vote of the shareholders present and entitled to vote thereat.

The special resolution provided for in Article 343 of the Commercial Code shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting who hold one-third or more of the rights of voting of whole shareholders.

Article 14. (Exercise of voting rights by proxy)	Article 15. (Exercise of voting rights by proxy)

Article 15. (Minutes)	Article 16. (Minutes)

Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors
Article 16. (Number of Directors)	Article 17. (Number of Directors)

Article 17. (Election of Directors)	Article 18. (Election of Directors)

Article 18. (Term of Office)	Article 19. (Term of Office)

Article 19. (Directors with Executive Powers)	Article 20. (Directors with Executive Powers)

Article 20. (Representative Directors)	Article 21. (Representative Directors)

Article 21. (Board of Directors)	Article 22. (Board of Directors)

Article 22. (Notice of Meetings of Board of Directors)	Article 23. (Notice of Meetings of Board of Directors)

Article 23. (Remuneration of Directors)	Article 24. (Remuneration of Directors)

Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Corporate Auditors and Board of Corporate Auditors
(Number of Corporate Auditors)	(Number of Corporate Auditors)
Article 24. Corporate Auditors of the Company shall be not more than five in number.	Article 25. Corporate Auditors of the Company shall be not more than seven in number.

Article 25. (Election of Corporate Auditors)	Article 26. (Election of Corporate Auditors)

Article 26. (Term of Office of Corporate Auditors)	Article 27. (Term of Office of Corporate Auditors)

Article 27. (Board of Corporate Auditors)	Article 28. (Board of Corporate Auditors)

Article 28. (Notice of Meetings of Board of Corporate Auditors)	Article 29. (Notice of Meetings of Board of Corporate Auditors)

Article 29. (Remuneration of Corporate Auditors)	Article 30. (Remuneration of Corporate Auditors)

Chapter VI. Accounts	Chapter VI. Accounts
Article 30. (Date of closing of accounts)	Article 31. (Date of closing of accounts)

Article 31. (Dividend)	Article 32. (Dividend)

Article 32. (Interim dividend)	Article 33. (Interim dividend)

Article 33. (Period of exclusion)	Article 34. (Period of exclusion)

FOURTH ITEM: Election of Thirty Six (36) Directors

The terms of office of the present 36 Directors are due to expire at the close of this meeting. It is proposed that 36 Directors be elected at the meeting. The names and particulars of the 36 candidates for the position of Director are given below.

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Yoshihide Munekuni (September 21, 1938)	Joined in April 1966 Executive Vice President and Director of American Honda Motor Co., Inc. in November 1977 Director of the Company in May 1984 Managing Director of the Company in May 1987 President and Director of American Honda Motor Co., Inc. in May 1987 Senior Managing and Representative Director of the Company in June 1989 President and Director of Honda North America, Inc. in June 1989 Executive Vice President and Representative Director of the Company in June 1990 Chairman and Representative Director in June 1997	21,500	None

2.	Hiroyuki Yoshino (November 2, 1939)

Joined Honda R&D Co., Ltd. in April 1963

Director of Honda R&D Co., Ltd. in March 1977

Exclusive Vice President and Director of Honda R&D Co., Ltd. in May 1983

Director of the Company in May 1983

Managing Director of the Company in June 1988

President and Director of Honda of America Mfg., Inc. in June 1988

Senior Managing and Representative Director of the Company in June 1990

Executive Vice President and Representative Director of the Company in June 1992

President and Director of Honda R&D Co., Ltd. in June 1994

President and Representative Director of the Company in June 1998 (present)

Chief Operating Officer for Regional Operations (Japan) in June 1999

Released from Chief Operating Officer for Regional Operations (Japan) in April 2001

			19,100	None

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
3.	Koichi Amemiya (September 5, 1940)

Joined in April 1963

Executive Vice President and Director of American Honda Motor Co., Inc. in May 1984

Director of the Company in May 1986

Managing Director of the Company in June 1989

President and Director of American Honda Motor Co., Inc. in June 1989 (present)

Senior Managing and Representative Director of the Company in June 1990

President and Director of Honda North America, Inc. in October 1990 (present)

Chief Operating Officer for Regional Operations (the Americas) in June 1994

Executive Vice President and Representative Director of the Company in June 1997 (present)

Chief Operating Officer for Regional Operations (North America) in April 2000

*   President and Director of Honda North America, Inc.

*   President and Director of American Honda Motor Co., Inc.

			14,622	None

4.	Takeo Fukui (November 28, 1944)

Joined in April 1969

President and Director of Honda Racing Corporation in May 1987

Managing Director of Honda R&D Co., Ltd. in May 1987

Director of the Company in June 1988

Senior Managing Director of Honda R&D Co., Ltd. in June 1990

Executive Vice President and Director of Honda of America Mfg., Inc. in June 1994

Managing Director of the Company in June 1996

President and Director of Honda of America Mfg., Inc. in June 1996

President and Director of Honda R&D Co., Ltd. in June 1998 (present)

Director in charge of Motor Sport in April 1999 (present)

Senior Managing and Representative Director of the Company in June 1999

*  President and Director of Honda R&D Co., Ltd.

			8,400	None

5.	Michiyoshi Hagino (April 1, 1944)	Joined in April 1966 Managing Director of Honda R&D Co., Ltd. in June 1989 Director of the Company in June 1990 Senior Managing Director of Honda R&D Co., Ltd. in June 1990 Executive Vice President and Director of Honda R&D Co., Ltd. in June 1994 Managing Director of the Company in June 1996 Chief Operating Officer for Automobile Operations in June 1999 (present) Senior Managing and Representative Director of the Company in June 1999	11,000	None

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
6.	Minoru Harada (January 9, 1947)

Joined in April 1969

General Manager of Asia & Oceania Division (Automobiles) for Overseas Regional Automobile Operations (Asia & Oceania, the Middle & Near East, Africa and Latin America) in October 1993

Director of the Company in June 1994

Managing Director of the Company in June 1997

Chief Operating Officer for Power Products Operations in June 1997

Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) in June 1998 (present)

President and Director of Honda Motor Europe Limited in June 1998 (present)

Senior Managing and Representative Director of the Company in June 1999

* President and Director of Honda Motor Europe Limited

			5,100	None

7.	Motoatsu Shiraishi (October 14, 1946)	Joined in April 1969 General Manager of Auto Production Planning Office of Automobile Planning Board in February 1993 Director of the Company in June 1994 Managing Director of the Company in June 1997 President and Director of Honda Engineering Co., Ltd. in June 1997 Operating Officer of Domestic Production for Regional Operations (Japan) in June 1998 Senior Managing and Representative Director of the Company in June 2000 (present) Chief Operating Officer for Production in April 2001	5,800	None

8.	Satoshi Aoki (August 19, 1946)	Joined in April 1969 General Manager of Finance Division for Business Management Operations in June 1994 Director of the Company in June 1995 General Manager of Accounting Division for Business Management Operations in June 1996 Chief Operating Officer for Business Management Operations in June 1998 (present) Managing Director of the Company in June 1998 Senior Managing and Representative Director of the Company in June 2000	5,900	None

9.	Atsuyoshi Hyogo (January 2, 1949)	Joined in April 1972 President and Director of Honda Canada Inc. in October 1993 Director of the Company in June 1995 Executive Vice President and Director of American Honda Motor Co., Inc. in June 1996 Managing Director of the Company in June 1998 (present) Chief Operating Officer for Regional Operations (China) in April 2003	7,300	None

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
10.	Hiroshi Okubo (October 30, 1945)	Joined in April 1970 General Manager of Executive Office for Business Support Operations (Human Resources, Administration, Public Relations and Information Systems) in June 1994 Director of the Company in June 1996 Chief Operating Officer for Business Support Operations (Human Resources, Administration, Public Relations and Information Systems) and Group Officer of Driving Safety Promotion Group for Business Support Operations (Human Resources, Administration, Public Relations and Information Systems) in June 1999 (present) Managing Director of the Company in June 1999	5,700	None

11.	Satoshi Dobashi (July 7, 1947)	Joined in May 1970 General Manager of Corporate Project of the Company in December 1995 Director of the Company in June 1996 General Manager of Automobile Sales Division (Japan) of Japan Automobile Sales for Regional Operations (Japan) in June 1997 Operating Officer of Japan Automobile Sales Operations for Regional Operations (Japan) in June 1998 Deputy Chief Operating Officer for Regional Operations (Japan) in June 1999 Managing Director of the Company in June 1999 (present) Chief Operating Officer of Japan Sales for Regional Operations (Japan) in April 2001	3,100	None

12.	Satoshi Toshida (January 13, 1947)

Joined in May 1973

General Manager of Motorcycle Sales Division (Asia & Oceania) in Regional Operations (Asia & Oceania) in April 1995

Director of the Company in June 1995

President and Director of Asian Honda Motor Co., Ltd. in May 1996 (present)

President and Director of Honda Cars (Thailand) Co., Ltd. in June 1998

Deputy Chief Operating Officer for Regional Operations (Asia & Oceania) in June 1999 (present)

Managing Director of the Company in June 2000 (present)

President and Director of Honda Automobile (Thailand) Co., Ltd. in December 2000

President and Director of Honda Leasing (Thailand) Co., Ltd. in June 2002 (present)

Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2003

* President and Director of Asian Honda Motor Co., Ltd.

* President and Director of Honda Leasing (Thailand) Co., Ltd.

			3,000	Note 1

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
13.	Koki Hirashima (November 28, 1946)	Joined in April 1969 Executive Vice President of Honda of America Mfg., Inc. in June 1993 Director of the Company in June 1997 Executive Vice President and Director of Honda of America Mfg., Inc. in June 1997 President and Director of Honda of America Mfg., Inc. in June 1998 (present) Managing Director of the Company in June 2000 * President and Director of Honda of America Mfg., Inc.	3,000	None

14.	Koichi Kondo (February 13, 1947)	Joined in April 1970 President and Director of Honda Motor do Brasil Ltda. (present Honda South America Ltda.) in June 1996 President and Director of Moto Honda da Amazonia Ltda. in June 1996 President and Director of Honda Automoveis do Brasil Ltda. in June 1996 Director of the Company in June 1997 Chief Operating Officer for Regional Operations (South America) in April 2000 Managing Director of the Company in June 2002 (present) Executive Vice President and Director of American Honda Motor Co., Inc. in April 2003 * Executive Vice President and Director of American Honda Motor Co., Inc.	3,068	None

15.	Yasuo Ikenoya (March 7, 1948)	Joined in April 1971 General Manager of Kumamoto Factory of Japan Motorcycle Operations for Regional Operations (Japan) in June 1996 Director of the Company in June 1998 Senior Managing Director of Honda R&D Co., Ltd. in June 1998 President and Director of Honda Racing Corporation in June 1998 Executive Vice President and Director of Honda R&D Co., Ltd. in June 1999 Chief Operating Officer for Motorcycle Operations in April 2002 (present) Managing Director of the Company in June 2002	3,100	None

16.	Toru Onda (March 18, 1949)	Joined in April 1977 General Manager Automobile Purchasing Division 1 for Purchasing Operations in June 1998 Director of the Company in June 1999 Chief Operating Officer for Purchasing Operations in April 2000 (present) Managing Director of the Company in June 2002	4,000	None

17.	Satoru Kishi (March 29, 1930)	Chairman of the Board of the Bank of Tokyo-Mitsubishi, Ltd. in June 2000 Director of the Company in June 2001 (present) * Adviser of the Board of the Bank of Tokyo-Mitsubishi, Ltd. in June 2002	None	None

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
18.	Akira Takano (August 18, 1949)	Joined in April 1972 Director of Honda R&D Co., Ltd. in June 1995 Director of the Company in June 1996 (present) Executive Vice President and Director of Honda Motor Europe Limited in June 1998 (present) President and Director of Honda of the U.K. Manufacturing Limited in June 1998 * Executive Vice President and Director of Honda Motor Europe Limited * President and Director of Honda of the U.K. Manufacturing Limited	3,600	None

19.	Mikio Yoshimi (September 6, 1947)	Joined in April 1970 Executive Vice President and Director of Honda of America Mfg., Inc. in June 1998 Director of the Company in June 1998 (present) President and Director of Honda Manufacturing of Alabama, L.L.C. in April 2000 Director in charge of Human Resources and Associate Relations in Business Support Operations in April 2002 Operating Officer for Business Support Operations (Human Resources, Associate Relations and Administration) in April 2003	3,000	None

20.	Masaaki Kato (September 16, 1949)	Joined in April 1974 General Manager of Human Resources Division for Business Support Operations and General Manager of Human Resources Development Office in January 1998 Director of the Company in June 1998 (present) President and Director of Honda Manufacturing of Alabama, L.L.C. in April 2002 * President and Director of Honda Manufacturing of Alabama, L.L.C.	5,800	None

21.	Shigeru Takagi (February 4, 1952)	Joined in April 1974 President and Director of Honda Canada Inc. in June 1998 (present) Director of the Company in June 1998 * President and Director of Honda Canada Inc.	3,000	None

22.	Masahiro Yoshimura (April 9, 1947)	Joined in May 1972 General Manager of Hamamatsu Factory of Japan Production in Regional Operations (Japan) and General Manager of Purchasing Office of Hamamatsu Factory in April 1999 Director of the Company in June 1999 (present) Automobile New Model Center in Production Operations in April 2001	3,000	None

23.	Hiroshi Kuroda (August 18, 1948)	Joined in April 1972 Product Planning and Marketing Office for Automobile Operations in June 1996 General Manager of Product for Automobile Operations in June 1999 (present) Director of the Company in June 1999	3,000	None

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
24.	Akio Hamada (December 2, 1948)	Joined in April 1971 Stationed at Honda Canada Inc. in June 1998 Director of the Company in June 1999 (present) President and Director of Honda Engineering Co., Ltd. in June 2001 * President and Director of Honda Engineering Co., Ltd.	3,000	None

25.	Teruo Kowashi (November 17, 1947)	Joined in January 1971 General Manager of Production Planning for Automobile Operations in April 2000 Director of the Company in June 2000 (present) Production Planning & Logistics and General Manager of Automobile Production Planning Office in Production Operations in April 2003	3,000	None

26.	Seiichi Moriguchi (November 29, 1949)	Joined in January 1977 General Manager of Accounting Division for Business Management Operations (Finance, Accounting and Affiliated Companies’ Administration) in April 2000 (present) Director of the Company in June 2000	5,000	None

27.	Tetsuo Iwamura (May 30, 1951)

Joined in April 1978

Chief Operating Officer for Service Parts Operations in April 2000

Director of the Company in June 2000 (present)

Chief Operating Officer for Regional Operations (South America) in April 2003 (present)

President and Director of Honda South America Ltda. in April 2003 (present)

President and Director of Moto Honda da Amazonia Ltda. in April 2003 (present)

President and Director of Honda Automoveis do Brasil Ltda. in April 2003

* President and Director of Honda South America Ltda.

* President and Director of Moto Honda da Amazonia Ltda.

* President and Director of Honda Automoveis do Brasil Ltda.

			3,000	None

28.	Takashi Yamamoto (January 12, 1953)	Joined in April 1977 General Manager of Automobile Purchasing Division 1 in Purchasing Operations in April 2000 Director of the Company in June 2000 (present) Quality, Certification & Regulation Compliance and Service Technology in April 2003	3,000	None

29.	Takanobu Ito (August 29, 1953)	Joined in April 1978 Executive Vice President and Director of Honda R&D Americas, Inc. in April 1998 Director of the Company in June 2000 (present) Senior Managing Director of Honda R&D Co., Ltd. in June 2001	3,000	None

30.	Masaru Takabayashi (January 26, 1950)	Joined in April 1975 General Manager of IT Division and Office Manager of IT Planning Office in IT Division in April 2001 (present) Director of the Company in June 2001	3,200	None

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
31.	Tatsuhiro Ohyama (July 9, 1950)	Joined in April 1969 General Manager of Motorcycle Sales Division (Japan) for Regional Sales Operations (Japan) in April 2001 Director of the Company in June 2001 (present) President and Director of Honda Motorcycle Japan Co., Ltd. Chief Operating Officer of Parts Operations in April 2003	3,400	None

32.	Suguru Kanazawa (April 13, 1952)	Joined in April 1977 President and Director of Honda Racing Corporation in April 2002 (present) Director of the Company in June 2002 (present) Senior Managing Director of Honda R&D Co., Ltd. in June 2002 * President and Director of Honda Racing Corporation	3,000	None

33.	Manabu Nishimae (August 13, 1954)	Joined in April 1977 Chief Operating Officer of Power Products Operations in April 2002 Director of the Company in June 2002 (present) Deputy Chief Operating Officer of Japan Sales for Regional Operations (Japan) and General Manager of Automobile Sales Division (Japan) for Regional Sales Operations (Japan) in April 2003	3,200	None

34.	† Fumihiko Ike (May 26, 1952)	Joined in February 1982 General Manager of Finance Division for Business Management Operations in April 2001 Chief Operating Officer of Power Products Operations in April 2003	3,000	None

35.	† Masaya Yamashita (Aprl 5, 1953)	Joined in April 1977 General Manager of Automobile Purchasing Division 2 in Purchasing Operations in April 1999 General Manager of Automobile Purchasing Division 1 in Purchasing Operations in April 2003	3,000	None

36.	† Hiroshi Kobayashi (November 12, 1954)	Joined in April 1978 President and Director of Honda Deutschland G.m.b.H (present Honda Motor Europe (North) G.m.b.H) in June 1998 Executive Vice President and Director of Honda Motor Europe Limited in April 2003 * Executive Vice President and Director of Honda Motor Europe Limited	3,000	None

Notes	1: Honda Leasing (Thailand) Co., Ltd. is carrying out the business belonging to the same category as that of the Company.
2:	† denotes newly appointed candidates for the position of Director.
3:	Satoru Kishi satisfies the required conditions for the Outside Director provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code.

FIFTH ITEM: Appointment of Two (2) Corporate Auditors

The terms of office of Corporate Auditors Mr. Kenishi Takashima and Mr. Yasuhara Yabuta are due to expire at the close of this meeting, and therefore two Corporate Auditors should be elected. The names and particulars of the two candidates for the position of Corporate Auditor are given below.

Further, the prior consent of the Board of Corporate Auditors has been obtained with regard to submission of this item on the agenda.

Candidate No.	Name (Date of birth)	Career profile * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
1.	† Koukei Higuchi (March 14, 1936)

Joined The Tokio Marine and Fire Insurance Co., Ltd. in April 1960

Director in June 1989

Executive Director in August 1991

Senior Executive Director in June 1995

President in June 1996

Chairman in June 2001

* Chairman of The Tokio Marine and Fire Insurance Co., Ltd.

			None	None

2.	† Kuniyasu Yamada (July 21, 1944)	Joined The Mitsubishi Trust and Banking Corp. in April 1967 Director in June 1993 Executive Director in June 1996 Senior Executive Director in June 1999 President of The Issei Securities Co., Ltd. in June 2001 President of MTP Apple Planning Co., Ltd. in Sept. 2002 * President of MTP Apple Planning Co., Ltd.	1,000	None

Notes	1: † denotes newly appointed candidate for the position of Corporate Auditor.
2:	Mr. Koukei Higuchi and Mr. Kuniyasu Yamada satisfy the required conditions for the Outside Corporate Auditors provided for in Article 18, paragraph 1, of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.

SIXTH ITEM: Revision of Amount of Remuneration Payable to Directors

With regard to the amount of remuneration payable to the Directors, it was determined at the 72nd ordinary general meeting of shareholders held on June 27, 1996 that such amount of remuneration be eighty-five million yen (¥85,000,000) or less per month, and the amount so determined has remained unchanged up to this date. In this regard, it is proposed that the amount of remuneration to the Directors will be revised to seventy-nine million yen (¥79,000,000) or less per month so pursuant to the concept that the total amount of remuneration and bonus is to be more closely connected with the financial results by raising the standard of bonus to the Directors, while by lowering the standard of remuneration to the Directors. Further, it would be arranged, as was in the past, that the amount of remuneration to the Directors will not include any amount of salary payable to employee-directors for their services as employees.

At present, the number of the Directors is thirty-six (36). If the matters under the FOURTH ITEM on the Agenda are decided as proposed, the number of the Directors will be thirty-six (36).

In the meantime, with regard to the Corporate Auditors, a change will be also made so that the total amount of remuneration and bonus is to be more closely connected with the financial results by raising the standard of bonus to the Corporate Auditors, while by lowering the standard of remuneration to the Corporate Auditors in accordance with the decision through consultation of the Corporate Auditors. In order to prepare for the coming reinforcement of the Corporate Auditor system, however, no revision would be made as to the amount of remuneration to the Corporate Auditors, and thirteen million yen (¥13,000,000) or less per month determined at the 72nd ordinary general meeting of shareholders held on June 27, 1996 will remain unchanged.

SEVENTH ITEM:	Presentation of Retirement Allowance to Retiring Directors and Corporate Auditors for Their Respective Services

It is proposed that monetary rewards be given to Directors Mr. Katsuro Suzuki, Mr. Nobuhiko Kawamoto and Mr. Toshio Saito, and Corporate Auditors Mr. Kenichi Takashima and Mr. Yasuharu Yabuta, who are to resign from office at the close of this meeting, for the meritorious services that they have rendered to the Company, pursuant to the past practice of the Company and in accordance with the Company’s bylaws on the retirement allowance of Directors and Corporate Auditors. It is proposed that decisions on the amount of money, time and method of payment of such monetary rewards be entrusted to the Board of Directors as to the retiring Directors and to the Corporate Auditors as to the retiring Corporate Auditors. Resumes of the above-mentioned persons are given below.

Name	Resume
Katsuro Suzuki	Director of the Company in June 1989 Executive Director in June 1995 Senior Executive Director in June 1998

Nobuhiko Kawamoto	Director of the Company in May 1981 Executive Director in May 1983 Senior Executive Director in June 1989 President in June 1990 Executive Advisor in June 1998

Toshio Saito	Director of the Company in June 1999

Kenichi Takashima	Corporate Auditor (full-time) of the Company in June 2000

Yasuharu Yabuta	Corporate Auditor of the Company in May 1996

Your attention is called to the fact that the figures appearing in the Financial Statements relate solely to Honda Motor Co., Ltd. and are not consolidated with those of its subsidiaries. The consolidated figures for the fiscal period ended March 31, 2003 will be prepared for holders of American Depositary Receipts and European Depositary Receipts in due course.

Printed in Japan

(TRANSLATION)

June 24, 2003

To our shareholders,

Notice of Resolutions passed by the 79th

Ordinary General Meeting of Stockholders

We hereby notify you that after the report described hereunder the following proposals were approved as briefly described hereunder by the 79th Ordinary General Meeting of Stockholders of the Company held today.

Yours sincerely,

Takeo Fukui

President and

Representative Director

Honda Motor Co., Ltd.

1-1, 2-Chome

Minami-Aoyama,

Minato-ku

Tokyo

Particular

Matters to be reported:

Report on the Business Report, Balance Sheet and Income Statement for the 79th fiscal year (April 1, 2002 - March 31, 2003). The contents of these documents were reported.

Matters to be resolved:

Proposal 1:	Approval of Proposal for Appropriation of Retained Earnings for the 79th Fiscal Year.

The proposal was approved in its original form, and a year-end dividend for the fiscal year under review was ¥16 per share.

Proposal 2:	Acquisition by the Company of Its Own Shares

The proposal was approved in its original form, and the Company is able to purchase of its own shares within the limits of 25 million shares of common stock of the Company and of ¥100.0 billion of total acquisition prices during the period from the time of close of this general meeting of shareholders to the time of close of the next ordinary general meeting of shareholders.

Proposal 3:	Partial Change to the Articles of Incorporation

The proposal was approved in its original form, and an outline of the measure is as follows:

Prior to Change	Post-Change
Chapter II. Shares	Chapter II. Shares
(Newly established)	[Additional purchase of shares less than a unit]

Article 7. A shareholder (including a beneficial shareholder; the same is applicable hereinafter) holding shares less than a unit of the Company may, in accordance with the provisions of the Share Handling Regulations established by the Board of Directors, make a request to the effect that such number of shares should be sold to it that will, when added to the aforesaid shares less than unit already held by that shareholder, constitute one unit of shares.

(Procedures relating to shares, etc.)	(Procedures relating to shares, etc.)

Article 7. The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors.	Article 8. The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors.

Registration of transfer of shares, purchase of shares less than a unit and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors	Registration of transfer of shares, purchase and additional purchase of shares less than a unit (tangen) and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.

(Transfer agent)	(Transfer agent)

Article 8. The Company shall have a transfer agent with respect to shares. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given.	Article 9. The Company shall have a transfer agent with respect to shares. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given.

The shareholders’ register and the register of beneficial shareholders of the Company (hereinafter referred to as the “shareholders’ registers”) shall be kept at the transfer agent’s place of handling business and registration of transfer of shares, purchase of shares less than a unit and other business relating to shares shall be handled by the transfer agent and not by the Company.	The shareholders’ register and the register of beneficial shareholders of the Company (hereinafter referred to as the “shareholders’ registers”) and the registry of loss of share certificates shall be kept at the transfer agent’s place of handling business and registration of transfer of shares, purchase and additional purchase of shares less than a unit (tangen) and other business relating to shares shall be handled by the transfer agent and not by the Company.

(Record date)	(Record date)

Article 9. The shareholders (including beneficial shareholders; same is applicable hereinafter) appearing or recorded on the shareholders’ registers as of the end of each accounting period shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such accounting period.

If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing or recorded on the shareholders’ registers as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors shall be deemed the shareholders or pledgees entitled to exercise the rights of shareholders or pledgees.

Article 10. The shareholders appearing or recorded on the shareholders’ registers as of the end of each accounting period shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such accounting period.

If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing or recorded on the shareholders’ registers as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors shall be deemed the shareholders or pledgees entitled to exercise the rights of shareholders or pledgees.

Chapter III. General Meeting of Shareholders	Chapter III. General Meeting of Shareholders

Article 10. (Time of convocation)	Article 11. (Time of convocation)

Article 11. (Person to convene meeting and place of meeting)	Article 12. (Person to convene meeting and place of meeting)

Article 12. (Chairman)	Article 13. (Chairman)

(Resolutions)	(Resolutions)

Article 13. Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority vote of the shareholders present and entitled to vote thereat.	Article 14. Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority vote of the shareholders present and entitled to vote thereat.

The special resolution provided for in Article 343 of the Commercial Code shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting who hold one-third or more of the voting rights of all shareholders.

Article 14. (Exercise of voting rights by proxy)	Article 15. (Exercise of voting rights by proxy)

Article 15. (Minutes)	Article 16. (Minutes)

Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors

Article 16. (Number of Directors)	Article 17. (Number of Directors)

Article 17. (Election of Directors)	Article 18. (Election of Directors)

Article 18. (Term of Office)	Article 19. (Term of Office)

Article 19. (Directors with Executive Powers)	Article 20. (Directors with Executive Powers)

Article 20. (Representative Directors)	Article 21. (Representative Directors)

Article 21. (Board of Directors)	Article 22. (Board of Directors)

Article 22. (Notice of Meetings of Board of Directors)	Article 23. (Notice of Meetings of Board of Directors)

Article 23. (Remuneration of Directors)	Article 24. (Remuneration of Directors)

Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Corporate Auditors and Board of Corporate Auditors

(Number of Corporate Auditors)	(Number of Corporate Auditors)

Article 24. Corporate Auditors of the Company shall be not more than five in number.	Article 25. Corporate Auditors of the Company shall be not more than seven in number.

Article 25. (Election of Corporate Auditors)	Article 26. (Election of Corporate Auditors)

Article 26. (Term of Office of Corporate Auditors)	Article 27. (Term of Office of Corporate Auditors)

Article 27. (Board of Corporate Auditors)	Article 28. (Board of Corporate Auditors)

Article 28. (Notice of Meetings of Board of Corporate Auditors)	Article 29. (Notice of Meetings of Board of Corporate Auditors)

Article 29. (Remuneration of Corporate Auditors)	Article 30. (Remuneration of Corporate Auditors)

Chapter VI. Accounts	Chapter VI. Accounts

Article 30. (Date of closing of accounts)	Article 31. (Date of closing of accounts)

Article 31. (Dividend)	Article 32. (Dividend)

Article 32. (Interim dividend)	Article 33. (Interim dividend)

Article 33. (Period of exclusion)	Article 34. (Period of exclusion)

Proposal 4:	Election of thirty six (36) Directors

The proposal was approved in its original form, and 33 directors, Mr. Yoshihide Munekuni, Mr. Hiroyuki Yoshino, Mr. Koichi Amemiya, Mr. Takeo Fukui, Mr. Michiyoshi Hagino, Mr. Minoru Harada, Mr. Motoatsu Shiraishi, Mr. Satoshi Aoki, Mr. Atsuyoshi Hyogo, Mr. Hiroshi Okubo, Mr. Satoshi Dobashi, Mr. Satoshi Toshida, Mr. Koki Hirashima, Mr.Koichi Kondo, Mr. Yasuo Ikenoya, Mr. Toru Onda, Mr. Satoru Kishi, Mr. Akira Takano, Mr. Mikio Yoshimi, Mr. Masaaki Kato, Mr. Shigeru Takagi, Mr. Masahiro Yoshimura, Mr. Hiroshi Kuroda, Mr. Akio Hamada, Mr. Teruo Kowashi, Mr. Seiichi Moriguchi, Mr. Tetsuo Iwamura, Mr. Takashi Yamamoto, Mr. Takanobu Ito, Mr. Masaru Takabayashi, Mr. Tatsuhiro Ohyama, Mr. Suguru Kanazawa, Mr.Manabu Nishimae, were all re-elected and they have assumed their posts. In addition, Mr. Fumihiko Ike, Mr. Masaya Yamashita, Mr. Hiroshi Kobayashi, were all newly elected and they have assumed their posts.

Proposal 5:	Election of two (2) Corporate Auditors

The proposal was approved in its original form, and 2 Corporate Auditors, Mr. Koukei Higuchi and Mr. Kuniyasu Yamada, were all newly elected and they have assumed their posts.

Proposal 6:	Revision of Amount of Remuneration Payable to Director

The proposal was approved in its original form, and the amount of remuneration to the Directors was revised to seventy-nine million yen (¥79,000,000) or less per month. Further, it would be arranged, as was in the past, that the amount of remuneration to the Directors does not include any amount of salary payable to employee-directors for their services as employees.

Proposal 7:	Presentation of Retirement Allowance to Retiring Directors and Corporate Auditors for their Respective Services.

It was approved that monetary rewards be given to the Directors, Mr. Katsuro Suzuki, Mr. Nobuhiko Kawamoto and Mr. Toshio Saito, and Corporate Auditors Mr. Kenichi Takashima and Mr. Yasuharu Yabuta, who are to resign from office at the close of this meeting, for the meritorious services that they have rendered to the Company, pursuant to the past practice of the Company and in accordance with the Company’s bylaws on the retirement allowance of Directors and Corporate Auditors. It was approved that decisions on the amount of money, time and method of payment of such monetary rewards be entrusted to the Board of Directors as to the retiring Directors and to the Corporate Auditors as to the retiring Corporate Auditors.

(English Translation)

Public Notice of Unconsolidated

Financial Statements for the 79th

Fiscal Period ended March 31, 2003

Honda Motor Co., Ltd.

1-1, 2-Chome

Minami Aoyama

Minato-ku, Tokyo

By: Takeo Fukui

President and

Representative Director

Summary of Balance Sheet

(As of March 31, 2003)

(In billions of yen)

Assets:
Current assets	829.4
Cash and bank deposits	236.3
Trade receivables	281.2
Inventories	129.9
Other	185.5
Allowance for doubtful accounts	(3.7)
Fixed assets	1,231.8
Tangible fixed assets	593.6
Buildings	174.5
Machinery & equipment	87.4
Land	249.2
Other	82.2
Intangible fixed assets	5.6
Investments & others	632.5
Investments in subsidiaries	357.2
Investment securities	188.1
Other	106.9
Allowance for doubtful accounts	(19.8)

Total assets	2,061.3

Liabilities and Stockholders’ equity:
Current liabilities	525.3
Notes and Accounts payable	280.3
Accounts payable-other and accrued expenses	105.0
Accrued product warranty	47.9
Other	88.5

Fixed liabilities	114.7
Accrued product warranty	38.3
Accrued retirement benefits for employees	65.1
Other	11.2

Total liabilities	640.0

Common stock	86.0
Statutory reserves	190.4
Earned surplus	1,179.8
Net income for the period	170.0
Unrealized gains on securities available for sale	21.7
Treasury Stock	(56.7)

Total stockholders’ equity	1,421.2

Total liabilities and stockholders’ equity	2,061.3

Note:

1. Accumulated depreciation of tangible assets	914.5 billion yen
2. Net income per common share for the period	174.63 yen
3. Net assets as defined in Article 290-1-6 of the Commercial Code of Japan (before amendment)	21.7 billion yen

Summary of Statement of Income

(April 1, 2002—March 31, 2003)

(In billions of yen)

Net sales	3,322.7

Cost of sales	2,247.4

Selling, general and administrative expenses	930.3

Operating profit	144.8

Non-operating profit	117.7

Non-operating expense	19.8

Ordinary profit	242.6

Extraordinary profit	4.1

Extraordinary loss	14.8

Income before income taxes	232.0

Corporate, inhabitant and business taxes	92.8

Deferred income taxes	(30.9)

Net income for the period	170.0

Unappropriated retained earnings at the beginning of the year	32.3

Interim dividends paid	15.5

Unappropriated retained earnings	186.8

(English Translation)

Public Notice of Consolidated

Financial Statements for the 79th

Fiscal Period ended March 31, 2003

Summary of Consolidated Balance Sheet

(As of March 31, 2003)

(In billions of yen)

Assets:
Current assets	3,292.3
Cash & cash equivalents	547.4
Trade receivables	444.4
Finance subsidiaries—receivables, net	1,097.5
Inventories	751.9
Deferred income taxes	202.3
Other current assets	248.5
Finance subsidiaries—receivables	2,230.0
Investments and advances	412.9
Net property, plant and equipment	1,394.3
Other assets	351.5

Total assets	7,681.2

Liabilities and Stockholders’ equity:
Current liabilities	3,122.3
Short-term debt	1,182.2
Trade payables	830.6
Accrued expenses	777.4
Income taxes payables	64.1
Other current liabilities	267.7
Long-term debt	1,140.1
Other liabilities	788.9

Total liabilities	5,051.5

Common stock	86.0
Capital surplus	172.5
Legal reserves	29.3
Retained earnings	3,161.6
Accumulated other comprehensive income (loss)	(763.1)
Treasury stock	(56.7)
Total stockholders’ equity	2,629.7

Total liabilities and stockholders’ equity	7,681.2

Note:	The number of consolidated subsidiaries is 312 and the number of companies that are accounted for by the equity method is 127.

Summary of Consolidated Statement of Income

(April 1, 2002 - March 31, 2003)

(In billions of yen)

Net sales	7,971.4

Cost of sales	5,410.1

Selling, general and administrative expenses	1,434.9

Research and development expenses	436.8

Operating income	689.4

Other income	13.1

Other expenses	92.8

Income before income taxes	609.7

Income taxes	245.0

Income before equity in income of affiliates	364.6

Equity in income of affiliates	61.9

Net income	426.6

For your background information, Honda Philippines, Inc., Honda’s subsidiary in the Philippines, made the following announcement on June 11, 2003, at 18:00 local time (19:00 Japan time.)

<Reference>

ref. C03-035

Honda Commemorates 30 Years of Motorcycle Production and Sales in the Philippines

Manila, June 11, 2003—Honda Philippines, Inc. (hereafter referred to as HPI), Honda’s subsidiary in the Philippines responsible for the manufacture and sale of motorcycles and the sale of power products, held a ceremony commemorating the 30th anniversary of the manufacture and sale of motorcycles in that country.

In May 1973, Honda and Mariwasa Distributors, Inc. entered into a joint venture and established Mariwasa Honda, Inc. to commence production of motorcycles. In December 1983, Honda established HPI to succeed Mariwasa Honda, Inc.’s business and as of the end of April 2003, it had reached a cumulative production and sales total of approximately 680,000 units.

With increasing numbers of personal users, the motorcycle market in the Philippines expanded to 260,000 units in 2002, an increase of 22% over the previous year. In 2003, this figure is expected to grow another 20%. HPI posted record sales of 85,000 units in 2002, an increase of 30.1% compared with the previous year. This was achieved mainly thanks to robust sales of the Asian specific Cub-style models, the Wave a/Wave125, business type long sellers including the TMX155/125, and the XRM110 for personal use.

In 2003, through sales of 30th anniversary limited edition models, including those of the TMX155 and XRM110, HPI is aiming to further expand sales, with a target of 150,000 units.

XRM110/30th Anniversary Limited Edition Model

1

History of Honda’s motorcycle business in the Philippines

May 1973	Mariwasa Honda, Inc. established, motorcycle production commences.
1980	Honda Riding Academy established, the first motorcycle riding school in the Philippines.
December 1983	Honda Philippines, Inc. established
1984	Cumulative motorcycle production reaches 100,000 units.
1997	Cumulative motorcycle production reaches 300,000 units.
2001	Cumulative motorcycle production reaches 500,000 units.

Outline of Honda Philippines, Inc.

Established:	December 1983
Start of operations:	December 1983
Location of head office:	Manila metropolitan area
Capital:	641,600,000 pesos
Capitalization ratio:	Honda Motor Co., Ltd. 99.55%
Representative:	Yasuhiro Oyama, President
Business activities:	Manufacture and sale of motorcycles; sale of power products
Number of employees:	Approx. 520 (as of the end of December 2002)
Production capacity:	150,000 units/year
Products:	Seven models/Wave a, Wave125, TMX125/155,XRM110, XR200 and Dream125

Publicity photographs and materials concerning this release are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

2

ref. #A03-036

Honda Debuts ‘Variable Cylinder Management’ V6 3.0-liter i-VTEC Engine

—New Powertrain Will be Featured in New Inspire Model—

Tokyo, June 18, 2003—Honda Motor Co., Ltd. today introduced a new V6 engine featuring the latest iteration of its i-VTEC (‘intelligent’ VTEC) technology. Through new ‘Variable Cylinder Management’ technology, the V6 3.0-liter i-VTEC engine runs on all six cylinders during acceleration and when high output is required, yet employs only three cylinders during cruising and at low engine loads. The new engine thus combines the effortless performance of a 3.0-liter V6 engine, while offering superior fuel economy of 11.6 km/liter*1—comparable to that of a 2.4-liter 4-cylinder engine*2. This new powertrain will debut in the new Inspire model scheduled for release in Japan June 19, 2003.

In addition to its low fuel consumption, this V6 3.0-liter i-VTEC engine also significantly reduces exhaust emissions, helping the Inspire meet Japan’s Ministry of Land, Infrastructure, and Transportation requirements for Ultra-Low Emissions and 2010 fuel consumption standards, making it eligible for preferential ‘Green Tax’ treatment. The new engine achieves this by combining high-density catalytic converters located directly below each cylinder head for further improved exhaust gas processing at low engine temperatures with exceptionally fine air/fuel ratio control.

The adoption of a variable intake system, over-sized intake valves, and low back-pressure catalytic converters further improve engine respiration efficiency, helping deliver class-leading performance, with maximum output of 184 kW (250 PS) and maximum torque of 296 N•m (30.2 kg•m)*3, all on unleaded regular gasoline.

*1	Inspire 10-15-mode fuel consumption, Ministry of Land, Infrastructure, and Transportation test values
*2	Vehicle in the same weight class as the Inspire: Accord Sedan 2.4 liter (10-15-mode fuel consumption of 12.0km/liter)
*3	Inspire model net figures

V6 3.0-liter i-VTEC engine

1

The ‘Variable Cylinder Management’ system analyzes throttle opening, vehicle speed, engine speed, and gearing to determine that the car is cruising, and then idles the intake and exhaust valves of the three cylinders in the rear cylinder bank. With zero valve lift, the cylinders are sealed, and no fuel is injected. Pumping losses are thus reduced by as much as 65% and low fuel consumption is realized.

When operating in 3-cylinder mode, engine vibration is reduced by extrapolating vibration from the change in crankshaft rotation speed and sending the information to the ‘active control’ engine mount, which compresses/extends an actuator in same-phase, same-period motion to dampen the engine mount. Similarly, a speaker creates an opposite phase sound or ‘active noise control’, to provide a canceling effect, for a quieter interior which leaves the driver unaware of changes in cylinder activation.

Publicity information for the V6 3.0-liter i-VTEC engine is available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists.)

2

ref. #A03-035

Honda Announces a Full Model Change for the Inspire

June 18, 2003—Honda Motor Co., Ltd. has announced a full-model change for the Inspire, integrating its Saber and Inspire sedans to create a luxury passenger car that combines refined styling with a sporty ride. Loaded with intelligent technology and other equipment sure to boost its appeal, the fully remodeled Inspire will make its debut on June 19, 2003 at Honda car dealerships across Japan, priced on par with its predecessor at 2.7 to 3.5 million yen.

Offering enhancements in the three key areas of sedan performance–driving, turning, and stopping–the fourth-generation Inspire was developed around the concept of a “New Intelligent Tourer”, employing Honda’s unique, cutting-edge technologies to provide optimum driving pleasure and ensure a ride of unparalleled comfort and quality.

The all-new Inspire features the world’s first Collision Mitigation Brake System*1 (CMS) and Honda’s E-Pretensioner*1, two technologies on the forefront of pre-crash safety that help prevent collisions through risk assessment and driver warning functions, and mitigate the impact on occupants and vehicle damage in the event a collision occurs.

The Inspire’s new 3.0-liter V6 i-VTEC engine features Honda’s newly developed Variable Cylinder Management System, which idles three cylinders during cruising to achieve a combination of ample power and fuel economy of 11.6 km/L*2, on par with that of a 2.4-liter in-line 4-cylinder engine*3. The environment-friendly Inspire meets both Japan’s Ministry of Land, Infrastructure, and Transportation requirements for Ultra-Low Emissions and 2010 fuel economy standards, making it the only 3.0-liter class sedan to offer a level of environmental performance to qualify for the Japanese government’s Green Tax incentives.

The Inspire employs a specialized suspension system and a highly rigid, lightweight body to provide superior passenger comfort and ride quality. An interior design that blends fine quality with the latest advancements, coupled with a variety of amenities to support comfortable long-distance travel, create a space in which occupants can enjoy their ride in any setting, from highway to city driving.

*1	Standard on the Avanzare
*2	Fuel consumption when driven in 10-15 mode (Ministry of Land, Infrastructure, and Transportation test value)
*3	Compared to an Accord sedan 2.4-liter engine, which achieves fuel consumption of 12.0 km/liter when driven in 10-15 mode

1

Inspire 30TL

•	Monthly domestic sales target: 2,000 units

•	Manufacturers suggested retail price (consumption tax not included)

Type	Engine	Transmission	Unit: yen Price
Avanzare	V6 3.0-liter i-VTEC	5-speed automatic transmission (S-matic)	3,500,000
30TL			2,950,000	●
30TE			2,700,000

 ●: Model featured in photograph

•	Body colors

Meteor Silver Metallic (new color); Premium White Pearl*; Satin Silver Metallic; Nighthawk Black Pearl; Graphite Pearl; Eternal Blue Pearl

*	Premium White Pearl available for an additional 30,000 yen

•	Main Manufacturer’s options

•	Front-seat i-side airbag system (equipped with front passenger positioning detection system) and side curtain airbag system. Standard on the Avanzare, available for an additional 80,000 yen on the 30TL and 30TE.

•	Honda DVD car navigation system with voice recognition (supports Honda’s InterNavi Premium Club service) available for an additional 290,000 yen.

•	Premium sound system (6-disc in-dash CD changer, AM/FM tuner, 6-unit 8-speakers). Standard on the Avanzare, available for an additional 60,000 yen on the 30TL and 30TE.

•	Honda smart-card key system and rain-sensing wipers. Standard on the Avanzare and 30TL, available for an additional 60,000 yen on the 30TE.

•	Electric-powered rear sunshade. Standard on the Avanzare, available for an additional 35,000 yen on the 30TL.

•	Thin electric smoked-glass sunroof with tilt-up mechanism. Available for an additional 80,000 yen on the Avanzare and 30TL.

•	Leather interior (genuine leather seats; heated front seats). Available for an additional 150,000 yen on the Avanzare and 30TL.

•	Genuine leather and wood-grained combination steering wheel and wood-grained paneling. Available for an additional 30,000 yen.

2

•	Main Features of the Inspire

Innovative power train

•	V6 3.0-liter i-VTEC Engine

•	The new V6 3.0-liter i-VTEC Engine features Honda’s Variable Cylinder Management System, which switches between six-cylinder operation and three-cylinder operation depending on driving conditions. When the system determines through analysis of factors such as vehicle speed, engine speed, and throttle opening that the vehicle is at cruising speed, it idles the intake and exhaust valves for the rear bank of three cylinders and halts fuel injection to those cylinders. The idled cylinders remain sealed, reducing pumping losses due to engine respiration by approximately 65%. This enables the V6 3.0-liter engine to supply ample power with a fuel efficiency of 11.6 km/L*1, on par with the fuel economy of a 2.4-liter in-line 4-cylinder engine*2.

•	The new engine delivers high power and torque performance at the top of its class, with an output of 184 kW (250 PS), and torque of 296 Nm(30.2 kg.m) on regular unleaded gasoline.

•	The Inspire is certified as an Ultra-Low Emissions Vehicle by the Japanese Ministry of Land, Infrastructure, and Transportation. It also conforms to 2010 fuel economy standards, making it the only 3.0-liter class sedan to offer a level of environmental performance to qualify for the Japanese government’s Green Tax incentives.

•	The Inspire is also equipped with a Drive-By-Wire (DBW) electronic throttle control system that works in concert with the Variable Cylinder Management system to significantly enhance the smoothness of the ride and boost fuel economy.

*1	Fuel consumption when driven in 10-15 mode (Ministry of Land, Infrastructure, and Transportation test value)
*2	Compared to an Accord sedan 2.4-liter engine, which achieves fuel consumption of 12.0 km/L when driven in 10-15 mode.

•	5-speed automatic transmission (S-matic)

•	The Inspire’s 5-speed S-matic automatic transmission delivers improved acceleration when passing, while inhibiting torque reduction during changes in the number of active cylinders.

•	Shift Hold Control reduces unnecessary gear changes during performance driving.

Advanced danger prediction and lane identification features

•	Honda Intelligent Driver Support System (HiDS) assists in highway driving (standard on the Avanzare)

•	The LKAS (Lane-Keeping Assist System) identifies the vehicle lane based on images captured by a C-MOS camera mounted inside the front window. The system applies the appropriate amount of torque to the vehicle’s electric power steering to assist the driver in maintaining the vehicle in its lane.

•	The IHCC (Intelligent Highway Cruise Control) vehicle speed and distance control system assesses driving conditions using data from a millimeter-wave radar unit built into the front grill of the vehicle that measures the distance to the vehicle ahead, along with data from speed and yaw rate sensors. In addition to maintaining the vehicle at a set speed, this cruise control system automatically regulates vehicle speed and distance depending on whether or not there is a vehicle in the same lane ahead.

•	The two systems work together to reduce the burden of highway driving, providing increased comfort and safety.

3

•	World’s first Collision Mitigation Brake System (CMS) and E-Pretensioner (standard on the Avanzare)

•	Honda’s pre-crash safety technology assesses collision risk and mitigates occupant impact and vehicle damage by combining the first-ever Collision Mitigation Brake System, which warns the driver to help avoid collisions and regulates the brakes to reduce vehicle speed, with the E-Pretensioner, which automatically retracts the seatbelt before a collision occurs.

•	The system uses millimeter-wave radar to detect vehicles within a range of about 100 meters ahead, assessing collision risk based on inter-vehicle distance, relative vehicle speed, and estimated vehicle trajectories. As assessed collision risk rises, audio and tactile warnings alert the driver and prompt preventative action. The system also works to reduce occupant impact and vehicle damage in the event a collision is unavoidable, by providing braking assist if the driver’s foot pressure on the brake pedal is deemed insufficient, along with seatbelt control that increases passenger restraint and pre-impact brake control designed to reduce vehicle speed before a collision occurs.

•	The E-Pretensioner is designed to operate whenever the driver brakes suddenly and the brake assist functions, tightening the seatbelt to secure the driver even if the CMS has not been activated.

Quiet operation

•	Active control engine mounts significantly reduce transmission of engine vibration

•	Front and rear active control engine mounts are designed to cancel out engine vibration, which increases when cylinders are idling. The mechanism estimates the vibration caused by fluctuations in the engine crank rotation and absorbs vibration by compressing and extending an actuator at the bottom of the fluid-sealed mount in same-phase, same-period motion, resulting in a quieter interior that keeps passengers from noticing when cylinders are idling.

•	Active noise control cancels cylinder idling drone

•	Active noise control is used to generate sound opposite in phase to the engine drone produced when cylinders are idling.

•	The frequency to be attenuated is determined based on engine revolution pulses, and a signal to cancel the frequency is generated via an audio speaker, thus reducing the drone. Sound picked up by a microphone in the vehicle is continually analyzed, and the canceling signal is instantaneously updated to provide a virtually quiet environment.

Chassis and body

•	A high-performance chassis provides superior comfort and handling stability.

•	Double-wishbone suspension in the front delivers superb straight-line stability and comfort.

•	A 5-link, double-wishbone suspension in the rear delivers superior ride comfort.

•	VSA (Vehicle Stability Assist) supplements ABS and TCS with sideslip control.*

•	Torsional rigidity has been improved by 27% over the previous model. Superior static and dynamic rigidity ensure responsiveness in the front, stability in the rear, and a more comfortable ride.

•	Approximately 50% of the body frame is made of high tensile steel, which boosts rigidity while significantly reducing vehicle weight.

*	Standard on the Avanzare and 30TL.

4

Styling

•	An exterior design with a classy, aggressive feel

•	A high deck and flowing form impart a sense of spaciousness and a sporty image.

•	Large-diameter left and right exhaust pipe finishers that appear integrated with the bumper and an integrated high-mount brake light built into the trunk lid create a rear view of refined intensity.

•	Thin, oblong high-intensity discharge (HID) low-beam headlights provide a unique front view with different looks for day and night. In addition, a wide field of illumination enhances visibility at night to reduce the burden on the driver.

•	A clean interior design with emotional appeal

•	The interior is designed to appeal to the senses, demanding to be seen, to be touched, and to be used.

•	The instrument panel features a wrap-around design that extends to the left and right door lines and a center module with audio and climate controls conveniently located for enhanced functionality.

•	Blue interior illumination lights up when the small lamps are turned on to create a sense of luxury.*

•	The four round dashboard gauges feature luminescent white and blue dials that float atop a black face. In the center is a multi-information display that provides information on driving conditions and the operating status of the HiDS, CMS, Variable Cylinder Management, and other vehicle systems.

*	Lower center panel lights standard on all models. Lighting at the foot of the front seats and front seat pockets standard on the Avanzare.

Packaging and interior

•	The Inspire features a cockpit area designed to make the driver feel relaxed and at ease.

•	The front seats are shaped to naturally draw occupants in, providing a hold that envelops the entire lower back and hips. Central portions that contact the legs and back are soft, while the outside portions are stiff, providing both seating comfort and a secure hold.

•	An electric driver’s seat height adjustor*1, eight-way power driver’s seat*2, electric-powered lumbar support*2 and a tilting and telescoping steering wheel mechanism combine to allow the driver optimal control over his or her driving position, for reduced fatigue.

•	The rear center seat is equipped with a headrest.

•	The trunk room is a capacious 495 liters (491 liters on the Avanzare). *3 In addition to a rear seat armrest through-hole to the trunk, the rear seats are also equipped with a fold-down mechanism for transporting long, oversized luggage.

•	Front windows outfitted with UV-blocking glass that absorbs high-intensity heat rays and blocks infrared rays are standard on the Avanzare.

•	An electric sunshade*4 blocks strong sunlight, increasing rear seat comfort. The sunshade automatically retracts when the shift lever is placed in reverse to ensure an unobstructed view through the rear window.

•	The fully automatic air conditioner features independent right- and left-side temperature controls.

*1	Standard on the 30TE.
*2	Standard on the Avanzare and 30TL.
*3	Based on Honda in-house testing according to VDA formula.
*4	Standard on the Avanzare, available as a factory-installed option on the 30TL.

5

Equipment for advanced functionality

•	Equipped with the Honda Smart-Card Key System*[1]. An ultra-slim card key enables users to lock and unlock the doors, open the trunk, and operate the ignition.

•	Outfitted with Honda’s DVD Navigation System with voice recognition, which features a large-screen, 8-inch-wide monitor and a DVD-ROM, and supports Honda’s InterNavi Premium Club*2. Touch panel and voice recognition functions further improve operability and ease of use.

*1	Standard on the Avanzare and 30TL. Available in a package with rain-sensing wipers as a factory-installed option on the 30TE.
*2	Available as a manufacturer’s option on all models.

Safety Performance

•	The world’s first electronically controlled brake assist*1 automatically sets the assist set-point and intelligently adjusts to the driver’s brake operation. Control is integrated with the CMS and E-Pretensioner safety technologies.

•	The driver’s seat is equipped with a Seatbelt Reminder that prompts the driver with a warning light and buzzer if the seat belt is not buckled when the car is in motion.

•	Honda’s original G-CON (G-force Control) technology is incorporated to create a new body with enhanced crash safety. It is capable of withstanding a 55km/h full-frontal collision, a 64km/h front offset collision, 55km/h side collision, and a 50km/h rear collision. To further improve safety in real-world collisions, Honda has implemented its own vehicle-to-vehicle collision testing program with its own independently-established research standards*2. This collision testing is much more demanding than conventional tests in which the car is crashed into a fixed barrier. The Inspire’s safety design meets even these stringent testing requirements.

•	The vehicle body employs an impact-absorbing design to reduce head and leg injuries to pedestrians in the event of a vehicle-pedestrian accident.

•	The interior is designed to protect occupants’ heads in a collision, and front seats are designed to alleviate shocks to the neck.

•	The side-curtain airbag system*3 deploys over a wide area extending across nearly the entire side window. The system, with a rapid deployment of 0.015 seconds, significantly reduces occupant head injuries in the event of a side collision.

•	An SRS dual front airbag system is standard equipment.

•	ISO FIX compatible child seat anchoring bars and tether anchors (left and right rear seats) are also standard.

*1	Standard equipment on the Avanzare and 30TL.
*2	Testing involves a 50% front-offset collision with a 2-ton class passenger vehicle, both vehicles traveling at 50 km/h.
*3	Standard equipment on the Avanzare. Available as a factory-installed option on the 30TL and 30TE in a package with the front seat i-side airbag system (with passenger-side occupant position detection function).

6

Environmental Performance

•	Atmospheric pollutants (HC, NOx) in the exhaust gas have been greatly reduced. The Inspire achieves high environmental performance, clearing government emissions regulations for 2000 by a substantial margin. As a result, the Inspire has earned Japanese Ministry of Land, Infrastructure and Transport certification as an Ultra Low-Emissions Vehicle.

•	Honda’s Variable Cylinder Management System and high-efficiency fuel combustion technology contribute to a fuel economy of 11.6 km/L, which complies with government regulations for fuel economy for 2010*1. In addition to being certified as an Ultra-Low Emissions Vehicle, the Inspire is the only 3.0-liter class sedan to qualify for Japan’s Green Tax incentive.

•	Almost all interior injection-molded parts are made of olefin resin for superior recyclability. This and other measures result in an overall vehicle recyclability of over 90%*2.

•	Lead usage has been reduced to less than 10% of 1996 levels.

•	The use of high-temperature heating and quenching of the molds during the manufacture of the instrument panel and other molded surface parts has been eliminated, reducing the amount of energy required.

*1	Fuel consumption when driven in 10-15 mode (Ministry of Land, Infrastructure, and Transportation test value)
*2	According to independent Honda measurement standards

An Inspire ALMAS (30TL and 30TE) equipped with a passenger-side swivel seat will debut on July 25, 2003 at Honda automobile dealers throughout Japan.

The Inspire ALMAS features a passenger seat that can be rotated with a simple operation to enable a caregiver to help a passenger in and out of the seat. The seat is the same high-comfort model featured on a standard Inspire, with the addition of a front/rear slide function. Installation performed by Honda Tokuso Co., Ltd.

Inspire ALMAS 30TL (Option equipped vehicle)

7

ALMAS

The ALMAS derives its name from the Spanish word “alma”, which means “spirit”, and represents the wholehearted spirit Honda incorporated in the development of its ALMAS vehicles.

•	Manufacturers suggested retail price for the Inspire ALMAS (consumption tax not included)

Type	Engine	Transmission	Unit: yen Price
30TL	V6 3.0-liter i-VTEC	5-speed automatic transmission (S-matic)	3,130,000	●

30TE			2,880,000
			●: Model featured inphotograph

The Inspire ALMAS is available in wood-grain interior only

•	Body colors

Meteor Silver Metallic (new color); Premium White Pearl*; Satin Silver Metallic; Nighthawk Black Pearl; Graphite Pearl; Eternal Blue Pearl

*	Premium White Pearl available for an additional 30,000 yen

•	Manufacturer’s options

•	Honda DVD car navigation system with voice recognition (supports Honda’s InterNavi Premium Club service) available for an additional 290,000 yen.

•	Premium sound system (6-disc in-dash CD changer, AM/FM tuner, 6-unit 8-speakers) available for an additional 60,000 yen.

•	Honda smart-card key system and rain-sensing wipers. Standard on the 30TL, available for an additional 60,000 yen on the 30TE.

•	Electric-powered rear sunshade available for an additional 35,000 yen on the 30TL.

•	Thin electric smoked-glass sunroof with tilt-up mechanism available for an additional 80,000 yen on the 30TL.

Publicity information for the Inspire and Inspire ALMAS is available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists.)

8

C03-037

Honda’s Response to Projected Electricity Shortages

June 19, 2003—Honda Motor Co., Ltd. today announced initiatives designed to alleviate adverse effects on the community resulting from the electricity shortages projected for this summer in Japan.

Having studied the information provided by the national government and Tokyo Electric Power Company, Honda has decided to close a total of 16 factories and research centers in the Tokyo area on July 24, 2003, one of the days on which the greatest strain on power supply is anticipated. Given that a holiday had previously been scheduled for July 25, 2003, Honda will thus be able to significantly cut back on power demand for two weekdays in succession. The power savings is estimated at 92,000kW, enough to supply about 30,000 households.

To reduce impact on production, the missed work time will be made up on Saturday, August 2 or Saturday, September 20, depending on the facility. Power demand is lower on weekends, so no strain on supply on these days is anticipated.

In addition, all facilities are implementing other ongoing energy conservation measures. In particular, use of lighting is being minimized, and room temperatures are being adjusted to reduce use of electricity in air-conditioning. Honda is also rescheduling equipment inspections, which require temporary shutdowns, from winter to summer. At company headquarters, use of lighting is being minimized and room temperatures are being set at energy conserving levels. The net energy savings of these and other measures is estimated at approximately 10,000kW, enough to supply about 3,300 households.

Further, power consumption at major R&D facilities during the peak hours of 1pm to 2pm, or in some cases 1pm to 4pm, will be reduced by some 2,000kW. And if requested, Honda will reduce power use by up to 4,650kW at a number of facilities at times of emergency in

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keeping with an emergency adjustment contract.

Coexistence with the community is basic to Honda’s environmental policy. Since 1997, Honda has been expanding ‘Green Factory’ activities, aiming to reduce the burden on the environment by reducing energy consumption and eliminating factory waste disposal.

In its approach to energy shortages, Honda is seeking to reduce energy consumption in its daily activities in every possible way. Honda also continues to introduce technologies that reduce carbon dioxide emissions and conserve energy, such as cogeneration systems and solar generation systems. In the unlikely event of a power outage, Honda is prepared to use it’s own power generation equipment to minimize its impact.

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Ref.# C03-038

Honda Environmental Annual Report 2003 Published

June 20, 2003—Honda Motor Co., Ltd. has issued the Honda Environmental Annual Report 2003, outlining the Company’s domestic Japanese environmental performance for fiscal 2003 (ending March 31, 2003) and its objectives for fiscal 2004 (ending March 31, 2004).

Published anually since 1998, this sixth edition of the report is intended to serve both as an environmental disclosure tool to fulfill Honda’s accountability requirements, and as a communications tool for collecting critical feedback and comments from the community at large.

The principle achievements announced in the report for fiscal 2002 (April 2002-March 2003) are as follows:

•	Products

Of the nine objectives set to be achieved by 2005 in the products domain, Honda has newly attained the following:

Objective:	To achieve clean performance that exceeds Japanese government exhaust emissions standards for 2000 by 50% or more for all vehicles.
Progress:	By 2002, 100% of the company’s vehicles had attained this objective.

The Company has also continued to achieve its objectives in the following three categories:

• Automobiles
Objective:	To improve the average fuel economy of automobiles by approximately 25%, compared to 1995.
Progress:	Automobile fuel efficiency has been improved by approximately 41%.

• Motorcycles
Objective:	To reduce the total hydrocarbon exhaust emissions of motorcycles to approximately 1/3 of 1995 levels.
Progress:	Motorcycle hydrocarbon emissions have been reduced to below 1/3 of 1995 levels, to approximately 28%.

• Power Products
Objective:	To reduce the average hydrocarbon and NOx exhaust emissions of power products by approximately 30% compared to 1995.
Progress:	Average hydrocarbon and NOx exhaust emissions for power products have been reduced by approximately 34%.

As of the end of March 2003, the Company has attained approximately 86% of its objectives set to be achieved by 2005.

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•	Production

Honda has continued to meet the following energy saving objective.

Objective:	To achieve a 30% reduction in the energy consumption rate by 2010, compared with 1990.
Progress:	As of the end of fiscal 2002, the Company reduced its energy consumption rate by 19.3%.

(For detailed information on the progress Honda is making in meeting its other objectives, please refer to the Honda Environmental Annual Report 2003.)

•	Other Principle Areas

•	Environmental protection costs: 134.0 billion yen (including R&D costs of 123.3 billion yen).

•	In addition to data on Honda production facilities, the report also includes, for the first time, data for Honda R&D Co. Ltd., and Honda Engineering Co., Ltd.

The Japanese language version of the report will be available for viewing in HTML format on June 20, 2003 at the following URL: http://www.honda.co.jp/environmental-report/2003/

The English language version of the report is scheduled for completion in the first half of September, and will be published both as a pamphlet and in electronic form, which can be viewed via a link from the site above.

Inquiries and Requests for the Honda Environmental Annual 2003 Report

For inquiries, please contact the Honda Environment and Safety Planning Office.

Telephone: 03-5412-1155 (direct line)

URL: http://www.honda.co.jp/environment/

Requests can be ordered via the Internet at:

http://www.honda.co.jp/environmental-report/req.html

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(NOTE : This release is embargoed until 11:30 a.m., June 23)

Ref.#C03-040

Honda Overseas Production Up 14.9% In May

June 23, 2003—Honda Motor Co., Ltd., announced today that overseas production increased 14.9% in May over the same month in 2002, the 29th consecutive month of growth in that category.

Although global production was down slightly by 0.6% for the month, it was up 4.6% compared to the first five months of 2002. Overseas production for the same period was up 22.2% over the previous year, led by a 17.1% increase in the United States and strong growth in Asia.

Domestic sales were down 21.4% in May. The Fit again was Honda’s best-seller for the month, totaling 14,777 units. Honda’s Life mini-vehicle (7,330 units) and Mobilio (4,609 units) were the other best-sellers for the month.

Exports in May were up slightly by 0.7%, primarily because of increased shipments to Europe.

PRODUCTION, SALES, EXPORTS (May 2003)

PRODUCTION

	May		Annual Total—2003
	Units	Vs.5/02	Units	Vs.2002
Domestic (CBU+CKD)	87,972	-19.7%	480,983	-15.1%
Overseas (CBU only)	155,096	+14.9%	774,421	+22.2%
Worldwide Total *	243,068	-0.6%	1,255,404	+4.6%

* excludes overseas CKD

REGIONAL PRODUCTION

	May		Annual Total—2003
	Units	Vs.5/02	Units	Vs.2002
North America	106,301	+5.4%	549,088	+14.1%
(USA only)	72,833	+6.9%	376,400	+17.1%
Europe	14,787	-6.2%	81,945	+12.3%
Asia	26,609	+69.0%	116,648	+74.5%
Others	7,399	+180.4%	26,740	+117.4%
Regional Total	155,096	+14.9%	774,421	+ 22.2%

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SALES

	May			Annual Total—2003
Vehicle type	Units	Vs.5/02		Units	Vs.2002
Cars & Light Trucks (Imports) Mini Vehicles	35,316 (2,249 16,393)	-23.5 +182.9 -16.5	% % %	219,080 (9,419 95,919)	-14.9 +123.0 -21.4	% % %
Honda Brand TTL	51,709	-21.4%		314,999	-17.0%

EXPORTS

	May		Annual Total—2003
	Units	Vs.5/02	Units	Vs.2002
North America	20,077	-11.0%	100,694	-16.5%
(USA only)	16,566	-10.5%	86,771	-17.2%
Europe	10,484	+66.7%	55,731	+112.2%
Asia	1,659	-59.6%	8,735	-38.4%
Others	6,710	+17.8%	29,525	+19.3%
Total	38,930	+0.7%	194,685	+4.8%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

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